001

MOLSON

04 MAR -9 AM 7:21

File No. 82-2954

March 5, 2004

[redacted]

04010380

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

Encl.

dlw 3/9

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
489	▪ Report Form 1 – Change in Outstanding and Reserved Securities filed with the TSX for January 2004	Feb. 6/04	003
	▪ Press Release titled "Cervejarias Kaiser Relaunches Flagship Kaiser Brand"	Feb. 12/04	010
	▪ Transcript of Analysts Conference Call	Jan. 28/04	012
	▪ Mailing of Report to Shareholders for the Third Quarter ended December 31, 2003	Feb. 26/04	031
	▪ Confirmation Letter for Mailing of Report to Shareholders	Feb. 27/04	050

Gagnon, Carole

From: Gagnon, Carole
Sent: February 6, 2004 17:36
To: 'TSX Reporting DF (Montreal)'; 'TSX Reporting SG (Montreal)'
Subject: Form 1: Change in Outstanding and Reserved Securities - JANUARY 2004

Please find attached the above report for Molson's MOL.A and MOL.B shares for the month of January 2004.

Do not hesitate to contact me if you have any questions.

TSE - 04-Jan - MOLB.doc (145 K... TSE - 04-Jan - MOLA.doc (173 K...

Kind regards,

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

FORM: 1 | **Company Name: MOLSON INC.** **Stock Symbol: MOL.A**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**104,839,395**
ADD:	Stock Options Exercised	74,250	
	Share Purchase Plan	32,880	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	0	
	Other Issuance (provide description):	0	
SUBTRACT:	Issuer Bid (Purchase/Cancellation)	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**104,946,525**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		**835,621**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(32,880)
	Closing Reserve for Dividend Reinvestment Plan		**802,741**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,090,750**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	**0**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price		# of Options Exercised
02-Jan-2004	Jo-Ann McArthur	31-Oct-2000	$18.42	CAD	3,750
06-Jan-2004	Richard Fofana	18-May-2001	$22.50	CAD	1,000
	Brian McLoughlin	18-May-2001	$22.50	CAD	1,000
21-Jan-2004	Barry Baim	18-May-2001	$22.50	CAD	3,000
	Chris Gowan	18-May-2001	$22.50	CAD	1,000
22-Jan-2004	Pierre Boivin	31-Aug-1999	$12.52	CAD	52,500
	Harry Klompas	14-May-1996	$11.60	CAD	2,000
29-Jan-2004	Michael S. Downey	24-Jan-2000	$12.16	CAD	5,000
30-Jan-2004	Michael S. Downey	24-Jan-2000	$12.16	CAD	5,000
			SUBTOTAL		**(74,250)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL	**(0)**	**(0)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price		Number
08-Jan-2004	Richard Fofana	18-May-2001	17-May-2011	$22.50	CAD	1,000
	Richard Fofana	10-May-2002	09-May-2012	$36.79	CAD	1,750
	Daryl A. Ralph	10-May-2002	09-May-2012	$36.79	CAD	375
				SUBTOTAL		**(3,125)**
Stock Option Outstanding — Closing Balance						**5,013,375**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**7,118,763**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(74,250)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		**7,044,513**

All information reported in this Form is for the month of **JANUARY, 2004.**

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Carole Gagnon
PHONE / EMAIL	(514) 590-6338 / cxgagnon@molson.com
DATE	February 6, 2004

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,443,276**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(0)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,443,276**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of **JANUARY, 2004**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE February 6, 2004

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Cervejarias Kaiser Relaunches Flagship Kaiser Brand

MONTREAL, Feb. 12 /CNW Telbec/ - Cervejarias Kaiser has kicked off the Brazilian Carnaval season with the launch of its newly redeveloped Kaiser beer, the flagship product in its beer portfolio. The new premium beer is the result of several months of research done throughout Brazil to determine what Brazilians look for in their beer.

"Kaiser's new flavour is the first beer conceived 100% by Brazilian beer drinkers, and it reflects their opinions and personal taste preferences," explained Robert Coallier, President and CEO of Cervejarias Kaiser. "To determine the perfect Brazilian beer, Kaiser mandated an extensive survey throughout the country to determine what consumers preferred in their beer. Our brew masters then had all the important data to tailor-make a beer that is completely aligned with Brazilian beer drinker preferences. Kaiser New Flavour is not only unique by design, it has the taste to please and has all the reasons to be a source of pride for Brazilians!" he added.

Cervejarias Kaiser worked with Datafolha, one of Brazil's most credible research firms, to execute the largest research ever done in Brazil for the beverage industry. The survey was done in over 130 cities from the north to south and east to west. The conclusions of the research are reflected in Kaiser's new beer: a smoother and easier-drinking lager, a perfect beer for Brazilians.

This new launch has mobilized and enthused Cervejarias Kaiser employees, as well as the brewer's partners, the Coca-Cola bottlers, who view the new Kaiser beer as a catalyst for expanded sales and distribution efforts. "In our 2004 business planning meeting, everyone at Coca-Cola felt that Kaiser was a crucial partner for the success of our bottling system in Brazil. Now, I am more convinced than ever that this year will result in the solidification of the partnership between Coca-Cola and Kaiser, and we expect Kaiser New Flavour to be a very successful product," enthused Brian Smith, President of Coca-Cola Brazil.

Daniel J. O'Neill, President and CEO of Molson added: "The Coca-Cola bottlers network remains Kaiser's greatest strength and point of leverage in Brazil. The bottlers have contributed to this project from the outset and their strong enthusiasm will contribute to making this product a huge success in all of Brazil. Together, the new formula, the new campaign and the support of the Coke family will provide the new impetus for Kaiser in the market."

The timing of the new Kaiser launch coincides with one of the most active social times of the year in Brazil - Carnaval - and the launch is supported by the first integrated - TV print and PR - campaign developed by W/Brazil, the leading advertising agency in Brazil. The campaign will feature six themed commercials in addition to a one-minute one, aired on national television, highlighting the results of the Kaiser/Datafolha survey.

Available throughout Brazil over the coming weeks, Kaiser New Flavour will build on its customary features: a redesigned but recognizable label and upgraded packaging.

Cervejarias Kaiser Brazil, S.A. is a subsidiary of Molson Inc. (TSX: MOL.A), one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

%SEDAR: 00001968EF

/For further information: Media: Sylvia Morin, Senior Vice President, Corporate Affairs, (514) 590-6345; Investors and analysts: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/
(MOL.A. MOL.B.)

CO: MOLSON - INVESTORS; MOLSON - NEWS ROOM

CNW 14:33e 12-FEB-04

MOLSON CANADA

Moderator: Danielle Dagenais

January 28, 2004

1:30 p.m. CT

Operator: Good day, everyone, and welcome to today's Molson investor relations conference call. As a reminder, today's conference is being recorded.

At this time, I would like to turn the conference over to the Vice President of Investor Relations, Danielle Dagenais. Please go ahead, ma'am.

Danielle Dagenais: Thank you, Operator, and welcome, everyone, to Molson's fiscal 2004 third quarter conference call. If you have not received the earnings release, including the quarter's financial statements and accompanying supplemental, you will find it posted to the Molson Corporate Web site at www.molson.com.

Let me introduce the executives online today. We have Daniel O'Neill, the President and CEO of Molson, and Brian Burden, the Executive Vice President and CFO of Molson. The question and answer session for analyst investors will follow formal remarks. Media participants are invited to contact Sylvia Morin after the call if they have questions.

And now, I will turn the meeting over to Dan.

Daniel O'Neill: Thank you. Good afternoon, everyone. This call is not – well, it will be a lot different than the previous calls that I've participated in over the last several years; it is the first one, unfortunately, with poor results. It's not something that I'm terribly proud of, but something we have to face and more importantly, to reassure everyone that it's being addressed.

Obviously, I'll move away from the traditional format of the call and I will try to focus in on five key areas – or we will focus in on five key areas. And the areas are developed principally from questions that have been seen in a newspaper or in analyst or investor reports.

- So, why Molson did not know sooner? Number one.
- Number two, is the Canadian business strong? Can we count on it in the future? At what level can we count on Canada?
- Number three, was the Brazilian strategy correct?
- Number four, what the heck is going on in Brazil? When will it deliver?
- And the fifth area, quarter four and F '05, I will ask Brian to review with you.

But in reality, I didn't want anyone just saying I'm trying to skirt the issue. As I am quoted in the press release, we simply did not deliver the planned volume in our two largest markets, Canada and Brazil, and each one of those is for a different reason. But let me move and try to move from question to question and hopefully it will curtail a lot of questions at the end of the meeting.

First one, why did we not know the poor quarter results sooner? There are three reasons for this variance. In Canada, the actual volume shipped in the month of December was much lower than the normal quarter end month. Had the shipped volume for the month been aligned with withdrawals, or even at historical levels, a large part of the EBIT variance would not have occurred in Brazil *(should be Canada).*

Normally, we manage this very closely. It was not and therefore the amount of product in the market industry performance in Quebec, excuse me. The third quarter dropped off quite dramatically at 3.5 percent. So despite a share growth, of 0.7 percent, our volume was below forecast. The third area in Canada was Ontario. And the Ontario share decline versus year ago, which in Ontario, excuse me, was 0.4 points larger than we had forecasted. This was clearly and it was due to the impact of our decision to

move totally away from in-cases, limited time offers, and Bubbas. And the overall result of that decision was larger than we'd expected.

In Brazil, the volume shortfall was larger than forecasted as the Sao Paulo agreement and this is all answering and focusing in on the question of 'Why didn't we know sooner?" But the volume shortfall in Brazil was larger than forecasted as the Sao Paulo agreement took much longer than planned to finally get an agreement. In fact, the direct sales force did not even start until January 19th in Sao Paulo, when we had first estimated it would start in mid-November, and then November moved to the end of November, the first week in December, the second week in the December, and we kept moving that and could not reach final agreement.

Overall, Femsa, as a group, underperformed during this transition period. The date, as I mentioned, continued to move and the impact in Sao Paulo from having a sales force in place did not happen. Femsa lost over 550,000 hectoliters in the quarter. In December, if we did not count Sao Paulo and the volume from Femsa, Kaiser sales as a total were above a year ago, reflecting the strong performance of our new direct selling organizations and several, which I'll speak of later, very strong bottlers, which are performing very, very well.

Therefore, to recap why we did not see the drop sooner, the shipped volume represented a large variance versus our withdrawals, low shipped volume that is, the industry in Quebec dropped dramatically in December, weekly delays in the setting up Femsa agreement last month, in Sao Paulo, dramatically missed volume, down 31 percent in the month.

Now, moving to question two, the Canadian business; is it solid? I think it's important to look at the Canadian success over the last five years and realize that it has been related to:

- one establishing higher targets, raising the bar as we called it,
- cost saving programs designed to offset inflationary costs and get margin in line with global brewers,
- three, annual price increases in the order of 2.5 to three percent,
- and the objective to grow share in Canada.

On three of the four, Molson has delivered and share has improved in non-price driven markets. I'm going to talk about that in a minute and I will touch briefly on each of these points as well.

Establishing higher targets or raising the bar has clearly been achieved. Canada has delivered; in fact, Molson is significantly ahead of most brewers with respect to EBIT growth. The major global brewers do not have double digit EBIT targets, whether it's AB, Interbrew, SAB, Heineken, Modelo all are below double digit.

We plan to keep the bar high despite the comparison – despite these comparisons with leading brewers and it really hinges on that we have higher risk profile with Brazil and we think we should be able to deliver at those higher numbers.

The cost savings program has delivered and project 125 will deliver 44 million in F '04 and as stated, 42 *million in F '05, delivering a three year $125 million commitment.* Cost savings have helped to offset inflationary cost increases and Brian will talk specifically about where those come in and where we are year to date.

The next area, annual price increases in Canada between 2.5 and three percent have characterized the Canadian marketplace; in fact, it's common in North America to see increases of that nature. Price increases for Ontario have been introduced and matched by competition already this year. The reason was that we wanted to see what the reaction to price increases would be and took price early in January to see how competition would respond. Last year, price increases were not matched in Quebec by either competitor and required us to take roll backs.

As well, the price increase realization deteriorated on a year to date basis, as we moved through the year, with a much smaller percent, approximately three percent of the annual price increase of four, making it to bottom line. The deterioration is due, and I think several of you recognized it in your commentaries, to:

- the $24 price point in Ontario which seems to be established in the value segment. It is not going to go away, we don't think.

- The price situation in Alberta, where we see a large variance between Molson Canadian and the premium segment to the low price value brands which has grown to about 50 percent
- and competitors holding back or rolling back their price in Quebec.

Those are the three things that went on. The $24 price point, we think we'll see. The situation in Alberta will remain and the competitors have responded in Quebec.

So over the last 12 months, to respond to these, unplanned, non-budgeted tactical programs have been thrown at these price competitors transferring equity building dollars to one time price off. Strategies and budgets have been put in place to address these price points, while at the same time, increasing our equity advertising. The solution, which we may have been slowly migrating towards, is to effectively compete in all segments through improved planning. The net result is insuring a greater portion of the total increase makes its way to the bottom line, while at the same time, addressing the price segments.

I think several of you might be saying 'Well, how's that – how can that possibly happen?' What we have done for our budgeting, going forward, is to say upfront the value segment is going to remain, putting products in that marketplace and offsetting that by increases in the premium and super premium, at the same time, transferring funds that were traditionally spent on in cases, in packs, promotions, significant advertising promoting promotional campaigns. That whole area's been transferred and we'll address the low price segment and still be able to retain our profit levels just because of a re-functioning of our spending.

The fourth area of Molson's business in Canada is market share. This is not something all of us would say has been that successful, as I said earlier. Year to date market share is 44.3 percent, down 0.2. The market share for the quarter is down 0.5. Market share for our core brands consistent with our strategy, is up 1.5 points for the quarter, 1.4 points year to date, which is clearly on strategy.

Our owned core brands, which are very important, are up 0.6 year to date and for the quarter. And what we're seeing here is the growth rates between the partner brand and our owned brand, which we clearly stated as a strategy about six months ago that we wanted to get our own core brands growing at about the same percent, are off in percentage growth about 0.1 points. So we're seeing the growth rates on the core – owned core accelerate and become much closer to the non-core – or the non-owned, excuse me.

Going forward, the industry is estimated to grow at about 0.5 percent in our numbers, market share growth in Canada has been mixed, if you look back over the longer term relative to our directives, over the last two years, there are some real pockets of strength and some of weakness. The Maritimes are up 4.2 points in the last two years, up 0.5 year to date and up 0.3 in the quarter. Newfoundland continues to grow, up 0.7 year to date, up 1.2 in the quarter. Quebec is up 0.7 points in the quarter, up 2.0 points year to date. Some of that clearly reflects the competitor's strike, but the competitor did a lot during that strike and put a lot of product into the marketplace.

Ontario is down 0.8 points year to date, reflecting Molson Canadian which is down a full point, and it is due principally to the price brands impacting both Ontario and Western Canada. And the West is down 1.2 points and that, as I mentioned, is due principally to Alberta, which is down over two points and that – those – if you look and as we've broken out data, you can see in Quebec East, we're up significantly where there's not this clear cut price competition and we've been in the value segment competing for about four years.

And in the West, where we've somewhat closed our eyes to the value segment and tried not to compete in that segment and competed on an ad hoc basis, you see the share decline. So it's a balance, Quebec-East, Ontario-West. Share growth driven by a greater role of Molson owned products is budgeted for the new fiscal, but this is an area where Molson has not delivered, principally in Ontario-West, and an area where I think we have to prove to ourselves and to you that we're capable of doing it. But Ontario and West, as I mentioned, are both price driven markets. Fiscal '05 will see major re-launches of key brands across Canada and an increase in our overall equity building investments.

Moving now to the third area of questioning, was the strategy to enter Brazil correct? The answer is clearly yes and for me is more clear than ever. The big concern of Molson's shareholders and investors prior to our international expansion decision was if Molson remained limited to Canada, Molson would not be able to continue to deliver EBIT growth at such high levels. The horizon at the time was seen as very,

very narrow and our success was being viewed as very short term because we were limited to the success in the Canadian marketplace.

The Brazilian opportunity expanded the profit potential and remains as such. It may be delayed from the original plan, but represents a large opportunity for profit growth and you can just see the success of our competition, principally AmBev to support that.

It is also important to note that the annual general meeting and at other meetings over the last 12 to 18 months and you can go back and look at those presentations that the previous EBIT target of 14.5 percent was made up of two components, one from Canada and a part from Brazil. The role of Brazil was to enhance the EBIT, beginning in the second half of F '04. The actual EBIT split was budgeted 90/10 percent. However, as communicated, Brazil for reasons I will discuss, will experience delays.

We counted heavily on the distribution network in Brazil, which has areas of strengths and weaknesses. But the planned and budgeted EBIT contribution to our total, for our F '04, will not be delivered as was communicated. Therefore, excuse me, is the strategy correct? Yes, as far as I'm concerned, yes. And it will work. It will take longer than expected, as the state of the selling and distribution organization was not as we'd hoped. The Brazilian performance year to date is clearly below expectations, with volume down. The major reason for this decline is a delay in implementing our direct selling organization, especially at a time when competition was investing. The sales and distribution revamp is mostly complete with the Femsa contract and the direct sales force, which began in Sao Paulo on January 19th.

So what do we have now in Brazil? We have 1,200 direct sales people in six regions in Brazil. We now have a well trained, committed group of bottlers in all regions across the country and overall bottler performance is beginning to improve. Several of the bottlers have done a fantastic job. And these following numbers, I think may be a surprise to several of you; eight of 18 bottlers were up in December, three up in the quarter, in quarter three, and four up year to date. 40 percent of the total volume is now with our Kaiser's owned sales centers.

All implementation, unfortunately, took much longer than planned and when we talked about this back in August, we really thought that we'd be up and running in October and I think I might have stated those objectives. It just took longer and it would appear that all the negative trends in these bottlers with our direct sales forces are reversing and I have several examples. We did start in the Campinas area in August; it was up 23 percent in August, 104 percent in September, 36 percent in November – October, excuse me, four percent in November, and 36 percent in December. So they have done extremely well where they've been growing.

In Recife, we put a bottler in about early October. We were minus 30 percent in the first month, minus one percent in November, and up 3.3 percent in December. Norsa/Rebic for example, started and they've been up similar to Campinas up in September 84, up in October 160, up in November 270, up in December 250. So where we've had them in place, they are performing. Market share in the sales center is also improving with month on month improvements and in August in Campinas, we were at 9.4, we dropped to seven, we went up – went up in November to eight, December we're at 10. In the North, we're at eight in August, we're now at 10. In another Norsa, Salvador, we were at 4.5, we're now at 7.5.

So each one I could go through – each one of these numbers, but in each one of the new centers that was put in place, we have improved substantially with the exception of Rio, which started in August at 4.1, we're holding at four and the big problem there is that we missed a ton of product - shipping problems because the volumes were in excess – well, in excess of what we expected and we weren't able to ship in December, I think we would have seen that share go up.

So despite the unreal spend of competition, especially new Schin, Kaiser has reported market share declines year to date of only 0.4 and we're in the process of improving and the points have been put in place to improve.

The other area, the cost savings program in Brazil, is on track. And I know there's been a couple of write ups which have questioned that and they're inaccurate. We had $172 million Reais of the project $200 Reais being realized and we've put a task together in the last two weeks to find an additional $50 million, which has already found about $15 of that. So we're trying to expand that cost savings program and hopefully, over the next six months, we'll be able to have a portion of the extra $50 million nailed down.

The price gap that we identified as an opportunity in the early stages of our program has not increased despite an 18.2 percent year to date increase. We've taken cans up 20 percent and bottles up 13.8, but the gap remains because our competition is also moving and just took some – a little bit of a roll back. The interesting point is that, on the roll back, there may be a roll back, but where that actually happens and specific regions or to what degree or for how long is something that Nielsen records but as Nielsen's recording it, it's averages and it's very hard to say that any individual price is a specific for a long time.

But we increased our prices 18.2 percent and we were not able to close the gap and actually, the numbers are quite similar to where they were at a year ago. The intention remains to close the gap, which will be made easier with a better trained dedicated selling organization, improved on premise selling skills and the increased effort behind Kaiser.

The other area which was concerning to us in Brazil and one where we want to move forward was the year to date mix and it has deteriorated to it's basically stayed flat; it's off two or three points from where we were. It's well below the AmBev program and again, one of the motivators of moving to our own sales force was to get more 600 ml bottles on premise and be able to attack the on-premise trade. And with the 1,200 additional sales people, we feel comfortable that we are now in a position to do that.

It's important to note that these are only in six regions and the other regions in Brazil, the other 12 bottlers, are doing a great job and so this was more a supplementary help in the areas where we felt we were weak. So overall in Brazil, you've got the price gap, you've got the volume, hopefully, improvement in volume, with our new selling organization, and you have the mix, all is upside for us as we go forward.

So from a point of view of 'Are we ready to go in Brazil?' or maybe it would be nice to have been in this position a year ago, but I think at this point in time, we have a lot of ammunition aimed in the right direction.

Before turning the meeting over to Brian to explain Q4 and F '05, I do not want anyone to think that we're going to roll over and be content with our results. We are totally committed to getting back on track and there are several activities that will be required.

I want to take a look at the Canadian organization with respect to its design and implement a redesign better suited the business demands. This is not about people being changed and I think that's very important, but rather responsibilities being adjusted in a new organizational design. Hopefully, we'll have the COO, which I talked about probably eight months ago or nine months ago, will be appointed prior to the end of Q4 to focus and deliver on the Canadian results. We have improved equity building activity for core owned brands continuing to reduce our expense for tactical activities. You'll see greater activities on Canadian, Canadian Light, Ex Light, Bavaria, and Rickard's and as well, new innovation will be – is also critical to our share results and in addition to the Ultra product that we recently launched in Canada, we have another new entry scheduled to be launched prior to or very close to the beginning of the summer.

Continued focus on costs, with further expansion of our SAP and a close review of distribution in Quebec. The Quebec distribution situation has fallen a little bit behind our cost program that we had planned for it. We were able to supplement it with other programs, but we have to take a look at that to ensure that we continue to improve there. Excuse me – sorry.

In Brazil, we are now ready to go to market. We have 18 well trained committed Coke bottlers leading the way. We have six new direct selling organizations representing approximately 40 percent of our business. With one of the best advertising agencies in Brazil, which started in December, committed to Kaiser. Our new marketing director will start in February and news for the Kaiser brand as soon as it can be ready. The recent success of our – a new competitor has shown and proven once again Brazilians' willingness to try new products and we are now getting ready to take advantage of that program.

Therefore, for me, the outlook remains positive; there's no doubt the challenge is tough, maybe tougher than I expected. But Canada is an incredible base and Brazil represents an incredible future. So thank you very much. I'll turn it over to Brian.

Brian Burden: Thank you, Dan, and good afternoon, everyone.

I will talk about quarter four EBIT and full year shortly, but first I'd just like to comment on a number of items related to quarter three and the year to date financials in addition to the details that Dan has already provided about the different business issues that affected quarter three.

Costs per hectoliter in Canada continued their positive trends versus previous years, both in the quarter and year to date, including $15 million of reduced costs year to date and that's four more in the quarter. You remember I commented that $11 million year to date in the previous six months, mainly related to EVA accruals, which are timing only and are projected to reverse in the fourth quarter negatively impacting costs in that period. And I'll talk about that in a little while when I talk about quarter four.

Interest expense in the quarter at $22.3 million was $1.6 million lower than last year as a result of lower debt levels in Canada and broadly flat interest expense in Brazil. This brought the year to date interest expense in line with last year.

On the tax expense line, higher income tax rates in Ontario and lower earnings in Brazil prompted a revision to the effective tax rate for F '04. The third quarter also included a $16 million non-cash increase in future income tax liabilities recorded as a tax expense related to the Ontario increase. So the effective rate in the quarter excluding this $16 million non-cash tax increase was 37.1 percent. And the tax rate for Molson reflected in our latest estimate is 33.7 percent for the final quarter of F '04 as well.

Cash flow from operations before changes in working capital and rationalization costs decreased 21 percent to $85 million for the three months ended December 31st, 2003, compared to $107 million for the same period last year, reflecting the lower earnings in the quarter and a higher proportionate cash tax payable – cash taxes payable, sorry, due to the mix of earnings and the higher tax rates in Canada due to the Ontario increase. Cash used for working capital in the current quarter of $68 million related primarily to higher receivables in Brazil. And for the nine months period, cash used for working capital of $121 million reflected higher receivables in both Canada and Brazil. The working capital variance versus last year, of around about $38 million, is mainly due to the funding of cash taxes in F '04. If you remember that was huge in quarter one.

Long term debt was held at $1 billion and $30,000 -- $30 million, sorry, in line with pre-Kaiser acquisition levels and $170 million below last year. But short term debt increased by $59 million versus last year to $95 million due to increased requirements in Brazil. And there was about three elements to this; firstly, related to higher trade receivables, due to a higher level of supermarket sales, non-returnable sales, which have longer trade terms, and also, a reduction in import liabilities, due to an increased cost of financing these as opposed to bank debt. Capital expenditure related to our new sales centers also contributed to this increase. However, short term debt levels in Brazil had been reduced by about $24 million to $71 million by the third week in January, as we collected our receivables.

Turning to quarter four EBIT, as you have seen from our recent press release, Molson is projecting EBIT for the full year of between $512 and $520 million. This gives a range for quarter four of between $83 and $92 million, a decline versus previous year of 27 percent and 20 percent respectively. In Canada, full EBIT is projected at 10 percent, showing the strength of the Canadian organization despite recent shortfalls versus plan.

In quarter four, our underlying profits will grow by around eight percent, but will be affected adversely by the $15 million of cost I mentioned earlier due to timing, reducing overall profits to a six percent decline. And quarter four assumptions are for industry volumes to decline around one percent and for Ontario West share declines to be in line with their year to date performance.

In Brazil, volume is projected to grow in quarter four, but the impact of the new sales center costs, particularly, Femsa and higher marketing expenses, will mean a loss for Kaiser in the quarter.

Since we revised our guidance recently, some of you have expressed concerns about a couple of issues. So I'd like to address these now, up front. The first relates to the value of our Brazilian assets. It would be premature at this time, based on the information we have and the investments and business plans currently being implemented, to adjust the carrying value of Brazilian assets. As you are aware, we conduct, at the end of each fiscal year, impairment tests reviewed with our auditors, work on this will start shortly. We do acknowledge that if Kaiser does not meet its business targets going forward, we would

have to reconsider our position. But as Dan has commented, there has been significant action taken and it is believed that Brazil will start to demonstrate its value in F '05.

The second concern revolves around Kaiser's ability to fund its operations. Canada does not fund Brazilian activities other than through purchase of Marca Bavaria for sale in Canada. And Kaiser currently has external financing in place and has sufficient flexibility to increase this, if required.

Finally, I will conclude these comments by updating you on Molson's plan for the use of free cash flow for the coming fiscal year. In fiscal '05, free cash flow will be dedicated solely to debt reduction. Dividend payments in line with our dividend policy, which targets a payout of 25 to 30 percent trailing earnings and continued buyback of shares as an option to – as an offset to stock options granted only.

Thank you very much; I'll now turn it back to Danielle.

Danielle Dagenais: In trying to keep this conference call to a reasonable time, I'm going to ask, once again, callers to keep themselves to one or two questions. If they want to ask more, they're welcome to go back and re-enter the queue.

Operator, please go ahead with the Q&A.

Operator: Thank you. If you would like to ask a question, you may do so by pressing the star key followed by the digit one. We'll proceed in the order that you signal us and take as many questions as time permits. Once again, that is star one to ask a question. If you are using a speakerphone, please make sure your mute button is turned off to allow your signal to reach our equipment. We'll pause for just a moment to assemble the roster.

We'll go to Jason Bilodeau with UBS.

Jason Bilodeau: Hi, good afternoon. You did actually do a pretty good job of answering a lot of the questions that are out there, but two smaller things. Have you given any color on what the costs have been for setting up the sales forces in Brazil? Just trying to figure out what costs will not be there next year and how we model that.

Brian Burden: Basically, there is very little cost in this quarter. There's about four million Canadian – OK. So there's some costs in this quarter.

Jason Bilodeau: OK.

Brian Burden: Not significantly. Obviously, the cost will start to come in, in the fourth quarter and then, obviously, we'll have a full year of costs as we move forward.

Jason Bilodeau: OK. So those will sort of incremental sort of operating costs going forward. Were there any sort of one time items that you had to expense as you, I don't know, set up new bases or hiring costs or what have you?

Brian Burden: There were obviously some training of the sales force costs and there'll be some promotional materials costs which will hit quarter four.

Jason Bilodeau: OK. OK. And then also in Brazil, in terms of sort of capital spending down there, you said Brazil is sort of self financing, but going forward, do you have any sort of plans to change your capital spending down there? Is there anything structurally that needs to be done in the region? Or any plans to significantly increase sort of promotional spending or marketing spending?

Daniel O'Neill: The marketing spending will increase – this is Dan O'Neill speaking, sorry. Marketing spending will increase relative to a year ago and that's a factor that's influencing Q3 and Q4, principally Q4 as we go forward and try to improve our performance from a marketing perspective, obviously, I don't want to give you too much details on that, but we will see increased spending in Q4 and Q1.

The other point on capital, from a capital point of view, we had previously made it pretty clear and a couple of reports has our capex number off from the point of view that there's been some – a couple of articles written on $50 million and the Canadian number is $70 million and it has been for several years, probably three or four. Some estimates were recently done having it at $50 which is $20 million shy and Brazilian number has been around $30. We will probably try to reduce that next year because we've not

spent it and I just feel a little more comfortable with reducing that number. But we'd reduce it by $10 million.

Operator: Thank you. Moving on, we hear from Jim Duran, National Bank Financial.

Jim Duran: Yes. If I can, I'm just going to go back. Can you give us some idea on price cost per hectoliter basis? How much the sales organization is going to cost going forward?

Brian Burden: On the cost per hectoliter, no, I think we'd have to come back to give you that.

Daniel O'Neill: Maybe we can come back to you, OK? Is that – I just – we just finalized basically the most recent one which is being the Femsa agreement. We haven't looked at it on a cost per hectoliter basis. I would tell you though that to – you've got to understand. What we did is reduced the margins on these with these bottlers to pay off the increased costs of sales, obviously, then we'll get a margin improvement, obviously, as we change the mix, right? And as we sell to smaller accounts, there'll be a margin pick up there.

What we see it as is a year one break even between 20 and 25 percent of the volume depending on what volume you use as your base, in year one because there are those additional costs in there.

Brian Burden: That's why it's difficult to ((inaudible)) because this is a net cost.

Daniel O'Neill: Yes.

Operator: Moving on, we hear from James Black with ...

Daniel O'Neill: Can I just – excuse me – can I just before we do that, there's was one of the comments that Jim had had in a recent article that he wrote with respect to a price war in Canada and I – my feeling on the price war situation in Canada will not exist. We did take a price increase, but Labatt's increased, actually they increased higher than we did and the situation on Labatt's going in at the $24 price point, I think and what's following was that is a situation where if you plan annually Molson, we can compete at that price point because you're just redirecting funds that would be limited time offers trying to get down to that price point into a regular price product.

So I think people have clearly said here's where we will compete, we'll compete at this price in the super premium, this in the premium, this in the value segments and there might be two levels of value segment, which we tend to see in the province of Quebec, you know upper and lower value segment if you want. And I don't foresee a price war; I think that's a point that needs to be clarified. I think going into the fiscal year, there seems to be a lot more sensibility in the marketplace than there has been in the past and a desire to rebuild our brands to improve the overall category growth and the overall imagery of the beer industry in Canada.

OK? Thank you. Sorry to interrupt.

Operator: Thank you, sir. Moving on, again, we'll hear from James Black with TD Newcrest.

James Black: Hi. I just had two questions; one on Brazil and one on Canada. Brian, I just wanted to clarify you talked about the Brazilian debt and I think you said, if I heard it correctly, total debt in Brazil was down to $71 million by the third week of January? 71 million Canadian, did I hear that correctly?

Brian Burden: Yes.

Daniel O'Neill: Yes.

James Black: OK. And can you – is there – would it have been around $100 million at the end of December?

Brian Burden: Yes. It was basically – I'm just looking at the short term debt. There's a little bit of long term debt, but it's mainly short term debt. It was around about $98.5 million, if you see the current portion of our long term debt and that's reduced down by about $24 million by the third week in January.

James Black: OK. And secondly, just in terms of Canada going forward, can you folks talk a little bit about what sort of, assuming the two and a half to three percent price increases, what sort of margin expansion that you would be targeting?

Brian Burden: Yes. I mean I think we're still looking to see our EBITDA to net sales move forward. In Canada, it was around about, it was 26 percent in the quarter, it was round about 28 percent year to date. So we see that moving forward. You know obviously closer to the 30 percent range.

James Black: OK.

Operator: Thank you. We'll now hear from Murray Gainer with Scotia Capital.

Murray Gainer: Thanks. I have just a very broad question with respect to the market share or the continuing market share losses in Ontario. Would you just be able to flash out to the extent you can just like more information on what the impact is on share of like specific price promotions on particular weekends? What SKUs, in particular? What specific geographic areas are strong or weak within the context of that? And then the on premise, off premise mix in there?

Daniel O'Neill: Holy smokes.

Murray Gainer: Yes. I know. Dan, I'm just trying to understand you know the nature of the loss in share...

Daniel O'Neill: Yes. I'll give you some generic answers; I mean not totally generic, but getting in to specifics, can we call you back and give you the specifics?

Murray Gainer: Well, sure.

Daniel O'Neill: The share – our on premise share is very, very strong and remains strong. Well above our total share. There's no question about that; it's been a stronghold of our company and continues to be that, in both Ontario-West – principally Ontario-West. That's where we're really strong. Where we're weakest is on in the take home area and weak is a relative word here. You know we're weak in the LCBO. The brewer's retail, where there is no product displayed and people are going in and ordering, that's where price seems to have a greater impact. On premise, someone's not going pay 50 cents for a beer when they're with their buddies. It just doesn't happen.

So when you look at the imagery of our brands and the perception of our brands and this is where you see some people talking about the negatives, it is a very safe choice and a very well received choice. And I've looked at the numbers over the last five years, in the last week, I've looked at the numbers on the last five years, and we're still high up there in terms of our overall "how we're viewed by consumers", young and old.

So you look at it from an on-premise point of view, we're really strong. The price difference, though, between the tops and the bottoms, the super premium and the value, has eroded a lot of the cachet and once you take out a T-shirt or an in-case say, if there was an $8 price difference and you're giving someone a cool hat or a set of three golf balls or whatever it happened to be, that price difference was sort of offset based on the value of that to an individual. And you could move your share up a point for a two or three week period quite easily in the summer time by putting those in.

The situation became one where Molson decided – we were spending a lot of money, if you look at our advertising last year, most of our advertising dollars were spent on these one time promotions. We were – and because you're in a hidden environment in the brewer's retail, you had to advertise these things and have people walk in and ask for them because they're not on display like you would have in a grocery store. So your advertising was the only way to communicate these programs.

So as we increased the number of these programs, a larger percentage of our spend went to those. So that was enough so as the price gap got larger, we walked away from in cases. We have done the calculations, they're probably about five months old, but we concluded that it was a point to a one point three points, I'd have to check exactly the numbers, that reflected these sort of boosted or supported programs, if you will. And from the days when we had Joe, where all our advertising was really geared on brand equity building and that's when we had our highest share, we've slowly transitioned.

And last summer, when we're in the summer and prior to our management change, we spent a huge amount of funds, a large portion as a percent of the total year spending, on limited time offers, trying to react and they didn't work. So it was an unwillingness to recognize this low value segment and that's something we're going to have to do and we've got the plans to do and we are doing it.

But the specifics of the share I mean I can ask Danielle to get into the – maybe talk to you later and put those up publicly on the Web or something so everyone can see the answer to your question, if that's OK?

Murray Gainer: Thank you very much. I do appreciate it.

Daniel O'Neill: Thank you.

Operator: Moving on, we hear from Raymond Lai, with Raymond James.

Raymond Lai: Good afternoon.

Brian Burden: Good afternoon.

Raymond Lai: Two quick questions; firstly, in Brazil, you indicated the sales trends were up outside of Sao Paulo, what were the volume trends specifically? Because obviously pricing is an element there.

Daniel O'Neill: The pricing is an element outside of Sao Paulo?

Raymond Lai: I meant specifically what was the volume performance outside of Sao Paulo during the quarter?

Daniel O'Neill: Yes. I thought I gave those numbers as I was talking actually.

Brian Burden: I think Dan gave some of those out in his speech in terms of the five regions.

Daniel O'Neill: I've got them in incredible detail here, if you want incredible detail over the phone because it takes a long time, too. Just a second.

In actual volumes or percentages? Sorry.

Raymond Lai: Both would be wonderful.

Daniel O'Neill: Well, I'll give them to you in percentages and you can get them later. In Campinas, I've got Campinas Recife OK? Well, I've got Norsa, up to Rebic. So August we were plus 23 percent, September 104, October 36.7, so I'll round the – 37, November four and December 37. In Rebic - August is when we started in Campinas- the next one, we started was in Rebic, R-E-B-I-C, which is another distributor, September we started, immediately up 85 percent, October up 164, November 280, and December 247.

The next two are in Recife and Norsa; Recife was – in the first month was down, really we weren't ready, when we got it, our guys weren't trained, they didn't have equipment. We were down 30 in October, November we were down one, so you started to see it come on, and December we were up 2.3. The Norsa October we started, I think we started this one around October ninth in that range, we were down 43 October, down in November again 19, and up in December.

So we started to get traction – when you look at the share trends, they're even more positive with the exception of Andina and I mentioned the reason why, but you see trends going from up a share point in most of them or two share points in most of them. But you have all that data, I mean I just – it's very positive.

We also have the volumes and we'd share those with you, but I just think it'd take a lot time on the call and I would rather we can put that answer up on the Web again and you can come in and get those specific numbers.

I'm doing presentations over the next two weeks, I'm spending seven days discussing it and I'd have no problem with my presentation, obviously, will be on the Web in a short period of time, so probably tomorrow afternoon and they're in the deck, those specific numbers are in the deck.

OK?

Raymond Lai: Great. Just as quick as can …

Daniel O'Neill: … your time and I didn't answer anything. So I apologize.

Raymond Lai: The second question is in Canada is just very broad based, I mean obviously there's a lot in the pipeline, but what gives you the comfort that the right initiatives are in place to certainly reinvigorate the Molson Canadian franchise?

Daniel O'Neill: Well, we have done research on a lot of activities and I -- this one is a competitive situation where I don't want talk too much on this. But the Canadian, obviously, Molson Canadian represents our biggest challenge and it's where we've done the most work and where we focus most of our effort that being our largest brand. And I'm -- the research would indicate that we're on the right track. That's – if that's safe to say, but we can't sit here and watch the brand – it's starting to look a little old, so we need to re-launch, we have new advertising, it's in the – last year we started advertising mid-June, almost the first of July. The advertising wasn't that successful. We've reviewed, believe it or not, 80 campaigns. We've tested about 12; we're down to three or four. It'll be ready, up and running well ahead of last year, well ahead of the summer start; we'll have the advertising up and going.

So there's just a different attitude and a different approach and I think a stronger program going into the year.

Raymond Lai: Great. Thank you.

Daniel O'Neill: Thank you.

Operator: We'll now hear from Irene Nattel, RBC Capital Markets.

Irene Nattel: Thank you. Couple of questions, if I might; first of all, on Brazil, Dan, clearly you very badly wanted to have Sao Paulo all taken care of before December. Could you just talk a little bit around what the issues were and why it didn't get implemented until January?

Daniel O'Neill: That's the million dollar question, but I'll tell you the efforts and the work. First of all, I think we have to respect the position of Femsa, they came into a new industry – into a new country, excuse me, not a new industry, but a new country, purchased something and felt very comfortable that they would be able to fix the beer business. We undertook a test market in Campinas, which is one of their regions, and they said 'Look, if they do well in the test market, we can move forward.'

Well, after two months, the business was deteriorating. I mean year to date, we've lost almost 950,000 hectoliters in Sao Paulo alone, this fiscal. So you sit there and you say 'Wow, we've got to move, we've got to move.' And they're saying 'Well, give us time to fix it and let us fix it. You know we understand the beer business.' Which they do; there's no question about that, but they bought a business and had to fix the Coke business and that's where their priorities laid.

So we sat here trying to convince them and they're saying 'Hey look, we've taken the steps to do the test market, let's see how the test market goes.' And the test market, as I read the Campinas numbers, as you've heard, were very, very positive. So we kept trying to move and move it forward. Well, then, it wasn't going very far because it was a decision that had to be made in Mexico, so I traveled a few times down to Mexico and got agreement. Then we were negotiating and I actually thought that, by about the third week in November, we'd have this up and running and then the numbers would be strong and we'd have time to recoup some of December.

Unfortunately, we kept discussing and negotiating and going back and forth and reaching something and then, different people would travel and it just didn't get signed. It took a lot longer and I had committed to the Brazilian sales group who was dying to say 'Let us fix this, let's get going' that I would take this upon myself to get it done and I didn't do it. I couldn't get it done fast enough, although I think the relationship is strong. I mean especially Femsa and Monterrey and it just didn't happen.

I mean it's frustrating, but it didn't happen. Especially frustrating when you saw – when you look at the numbers and see by how big the miss was without Femsa I mean that's great to say, but without – and I'm not trying to make excuses, but without Femsa, we grew in December and how nice would've that been, if we could have grown in Sao Paulo as well? Because, as I said, I mean the total decrease for the month of December was 138,000 hectoliters and Femsa was down 146,500.

So this conversation would be a lot different had we been able to move that number and 140,000 hectoliters is not a huge number in the State of Sao Paulo. So it would have been a lot different conversation, but that's what happened.

Irene Nattel: And notwithstanding the fact that the margins that they're now receiving for distributing beer are lower, you feel very comfortable that they are sort of jazzed and committed and all that sort of thing?

Daniel O'Neill: Well, yes. And Femsa – you mean the other bottlers or just Femsa?

Irene Nattel: Well I was thinking about Femsa, in particular, but ...

Daniel O'Neill: Femsa – yes. Femsa, we also made a deal that we – we are going to be selling Sol in the distribution network, which is fine because it was already being sold there. It's not that it's a new entry or anything. We are going to sell Sol in Sao Paulo and we're going to be part of that. So there is pretty good relationship there; I think the relationship between myself and the leaders of Femsa is really strong and the sales force in Brazil, our sales force, is unbelievably frustrated, but I mean there's a task at hand and everyone's focused in on that.

You know the one thing that we often forget is that the new selling organization is really, if you want a continuum, from improved training in the sales forces, in some of the bottlers, it's just we train them and work with them and the bottlers are executing better than we would ever. And you could name a few of those right off the top of your head. Then there's a group that were not giving enough attention to beer and they voluntarily hired 10, 11 people, depending on the region, and that's one form of operating. And then, the far extreme is where we said 'Look, we would like to have our own selling organization.'

So there's really a hybrid of two or three alternatives; some are a lot less expensive than the others and when we answer the question 'Well, what's the payout?' going back to two questions earlier, you say well, you've got to look at the whole selling organization because it's a mass improvement in total, not look at one part.

So I think that's why we were a bit hesitant in giving the answer, but I think the bottlers are positive. I think Coke is positive. The Coke Company has reassured us of its desire to have a beer in the network. So I think it's positive; it's just been a very long delay. You know I was asked by the Board today if I would have done anything differently, maybe when we were negotiating up front, we should've recognized Panamco's situation at the beginning and maybe started our own selling organization in Sao Paulo then. But we didn't know that at the time.

Irene Nattel: And if I could just – one follow up question on Canada. You know when you were talking about some of the issues that you had, it seems that once again we're sort of back to the thing of I guess tactical versus strategic and how you allocate the marketing budget and this is something that we've kind of gone back and forth on over the last couple of years. Could you just talk about that a little bit?

Daniel O'Neill: Well, I think what happened over the summer and if you go back to June, July, we saw our market share slipping because of some price situations. We didn't want to go into the $24 price segment, clearly go in there and do that. And so, we were sort of throwing things at it; LTO's, whatever, in cases, but not – and when we at the end of August, when we ended up making some management changes, we realized that we'd spent a lot of money, which was really ineffective.

You know I think that the free pizza in-case in September was kind of the last straw, if you will, and when you saw Molson Canadian pack with a big chunk of pizza on the side, I think that was kind of the ultimate in hurting a brand. And I'm not – I'm saying these things – and I'm the leader of the group, so I was – so the point is, for the new management group we brought in there, it may take a little longer to see results of an equity building/strengthening program. It didn't when we did the Joe advertising; it was quite immediate. It may take a little longer, but we want to really make sure these brands are there and built properly and stepping back and we made some decisions a week ago or 10 days ago or whatever that disastrous day was and at that point in time, we said 'look let's just do things right and make sure they're as good as we can get done going forward'.

We've done a heck of a lot of analysis on the brands and P&Ls and the money and the programs in the last 14 days, you can count on that.

Irene Nattel: Thank you.

Operator: We'll now hear from David Hartley with First Associates.

David Hartley: Yes. Good afternoon, everyone. Just a couple of questions; Brazil, (and) you mentioned in the press release that your managing and training 600 new sales people in Sao Paulo and you have 1,200 people – new sales people over the last few months. Can you tell me how many of those people are on your payroll today? Or is that – are they going to shift to your payroll over time? Is this part of the increased costs that you'll see over the next few quarters?

Daniel O'Neill: The 1,200 – I mean ((inaudible)) I'll repeat my numbers so you get them right. OK?

David Hartley: Sure.

Daniel O'Neill: There are 1,231 people in our selling organization, not 600 plus that. Currently, there's 1,231 people on sales roll – on our sales roll. We pay those people, we pay them based on a reduced margin to the bottler, the previous bottler. So that's currently where they are.

The last part of your question, can you repeat it please?

David Hartley: I'm just wondering what those increased costs are in the next few quarters. I was wondering if it was because you're taking on more payroll.

Daniel O'Neill: I don't know if you make those numbers specifically public given the confidentiality with competition and things. But you can work it out based on a – well, you don't know the volume base we're counting on, but the 20 percent increase in volume to payout.

I don't know how you – we should handle that from the point of view of answering because we would not normally answer that I don't think. Would we? I'm having 15 people shake their heads no here so and there are only five people in the room.

Brian Burden: And think we've given quite a bit of direction on quarter four, so that you can calculate what the overall profitability or losses in Brazil for the quarter.

David Hartley: OK. Great. And then the second question is you snuck in that remark about Sol being in the distribution now of Femsa in Brazil. I mean this is another partner brand you're adding here. What does this mean? How does Heineken take to this? And will there be an opportunity for more? You know Tecate and Dos Equis coming to the sales – into the distribution arm as well?

Daniel O'Neill: First of all, I didn't sneak anything into the conversation. I was very clear and upfront. So if you'd like to repeat the question, I'd be glad to answer it, but I didn't sneak in any point. Do you want to repeat the question?

David Hartley: Sure. I'm just wondering if now that you have Sol being distributed in that distribution in Sao Paulo, is there an opportunity for more Femsa brands to be introduced into that distribution. And how does this work with Heineken? Because you're still representing them, I believe and so...

Daniel O'Neill: Heineken is 20 percent owner of the company, if you recall.

David Hartley: All right.

Daniel O'Neill: Sao Paulo contract with Femsa is restricted to the Sao Paulo territory only. It's not outside of that and it's no other brands; it is Sol only. Sol was already in the country and in Sao Paulo. So we – and they just wanted to move that over from an alternative distributor, which they were going to do.

We do have – Molson owns the – has the right to – for any brands that are allowed into the system has to – through our contract, we own that right. So we're the ones that are authorized to bring other beers into the system. I'd be very, at this point in time, I would be very surprised if any other brand entered into the system, i.e. Dos Equis or which ever. We limited this to sort of – we didn't want to be competing against our partner in the region that we were in and they obviously bought the company hoping that we would do that. And as a partnership, we said we would, but that limits to that.

The Heineken perspective on that, Heineken currently we have in test in Rio de Janeiro. We're going to – we're exploring alternative investment spends behind Heineken, which as you know a hugely successful

global brand, which we would like to see successful. It's very – it's obviously super premium priced and we would love it to be a very successful brand in the portfolio in Brazil. And we've put together, which I think it's taken us – we've spent a lot of time setting up the parameters and testing it because it's been in the country for a long time. It has not been that successful, so it sells very few products in very peculiar regions in the country. It does not sell a ton of product in Sao Paulo or the major centers where you think it would; it sells a lot in the outskirts.

But we want to work on the strategy, understand the distribution system, and we've put a group of people together to do that. And then spend time on that product.

David Hartley: Do you have any volume commitments on Sol? And that's my last question.

Daniel O'Neill: Not a one.

David Hartley: OK. Thank you.

Daniel O'Neill: Thank you.

Operator: Moving on, we hear from Marilyn Brophy, with UBS Global Asset Management.

Marilyn Brophy: Hi, Dan. I popped on a bit late and I missed something earlier. You mentioned and I might have it wrong, that there was a new marketing director starting in Brazil, in February, is that right?

Daniel O'Neill: Yes, it is.

Marilyn Brophy: So was there one before? And what happened to him or her?

Daniel O'Neill: The one before transferred into the Canadian marketplace and he is here working on a new product upstream, new products and going to be starting his MBA – Executive M.B.A. program, hopefully.

Marilyn Brophy: When did this happen? Over Christmas? Or?

Daniel O'Neill: No. That probably happened – to tell you the truth was probably September October time period, he came up and we – he operated here helping us in Brazil, but we wanted – he wanted to be here in time to get his family settled and be able to get into an M.B.A. program by January or February.

Marilyn Brophy: Well, I'm kind of – I'm somewhat confused. So who's been kind of down there over the past …

Daniel O'Neill: The two – there's marketing – there are marketing people responsible for the specific brands. The new sales person was more than able to function on his own and he had been previously reporting into the marketing person. He was more than able to and more than capable of going on his own. And then we had two marketing directors who – one in charge of Kaiser and one in charge of Bavaria and then – but we had a couple of marketing directors. So they manage the brand going – as we went forward.

Marilyn Brophy: OK. So the question is, did you feel like you were a little I guess with Schincariol doing the marketing they were doing, did you not feel a little naked down there without stronger expertise? If you want to use that or?

Daniel O'Neill: No. I don't think so and from the point of view of the marketing people who are running the brand, was there and (and) the brands were in place.

Marilyn Brophy: OK.

Daniel O'Neill: But we didn't foresee the Nova Schin launch.

Marilyn Brophy: Right.

Daniel O'Neill: Especially with the amount of money they spent given their financial situation. So that was kind of – that was a curveball, there's no question about that and I – AmBev felt I'm sure the same way that we were quite surprised at that.

Marilyn Brophy: OK. That was it for me.

Daniel O'Neill: Thank you very much.

Operator: We'll now hear from Justin Hott with Bear Stearns.

Justin Hott: Hi. Quick question I guess is can you tell me the percentage of – well, the numbers of point of sales that your direct selling organization's currently reaching in Brazil, right now?

And just as sort of a follow up to that, if in these direct selling organizations the part of the reasons these sales forces would be paid is with a reduced margin from the bottler. How do you ensure that the bottler's execution in the non-selling role continues to be strong?

Daniel O'Neill: The execution of the bottler, actually, is limited to back office and distribution. And they get paid for that at percentage. And they're comfortable with that percent and we're comfortable and there's cooperation there on growth in their region and things like that, so there are bonuses written in. So I don't think that – I don't foresee that as a problem because they're going to be very positive about gaining money just from adding on to their current fixed assets in terms of trucks. So I don't think that's a problem, Justin.

The point of sale is a good question. Because of the percentage point of sale – it's going to represent about 40 percent of our sales volume. But quite honestly, I don't know if that translates to exactly 40 percent, but it would be in that scope.

Justin Hott: And just a follow up with that, Dan, what percentage of that would you say it skews higher or lower towards supermarkets?

Daniel O'Neill: Oh, this really does not skew to supermarkets at all. This is – all this focus – we – you know the key accounts or the major accounts are handled by a separate sales force, which is basically ours in the majority of cases, unless it's way far north or something. But in the principal regions, we have – and we try to work closely with 'Coca-cola' in terms of joint promotions or a seasonal program or something or working together in certain areas.

But we have always shipped directly, in most cases. We ship directly to the supermarkets from our breweries because they're giant full truckloads and there's no use in not doing that. And we do a lot of the discussions with the major supermarkets; in fact, Robert flew back today because he's got a discussion with a supermarket on Friday. So those are pretty tough to top.

Justin Hott: My concern is really that – is that it's the smaller point of sales, the Mom and Pop stores, where the direct selling organization could really provide additional value, that you're able to reach them.

Daniel O'Neill: That's where it's going. We now have 1,200 people who are selling into what we refer to as the cold market, which is the small bars and Mom's and Pop's and they're on the street. And just to give you an idea, I mean, and people don't understand when we say well we've put in a distribution net – or a direct selling organization. Well, if the 600 that we just did Sao Paulo from signing contracts on December 15th and up and running on January 19th, what'd you do all that time?

Well, we had to train these people, we had to buy 600 motorcycles because that's how they go from bar to bar, to make sure they're calling, we had to put in the handheld computers for order taking, which they order on the road as they're going along. We had to train them, although, 95 percent of them come from the beer industry, but we had to hook them up with our systems. So that – it takes a long time and so the exact objective that you fear, you worry, is the problem, is exactly what we're trying to solve with these people.

That's exactly it.

Justin Hott: OK. Thank you.

Daniel O'Neill: Thank you very much.

Operator: We'll now hear from Keith Howlett with Desjardins Securities.

Keith Howlett: Yes. I had a question on the guidance; I just wanted to make sure is the target EBIT growth going forward, is it 14.5 percent? Or is it double digit, meaning 10 percent and higher?

Brian Burden: It's double digit meaning 10 percent and higher. Double digit meaning 10 percent and higher.

Keith Howlett: Great. Thanks. And then, I just had a question on Brazil, assuming that there might – well, I think your guidance indicates there'll be a loss in the fourth quarter. Will the loss be tax effected by a Brazilian tax rate? Or will it just be added to whatever number comes out of the rest of the business?

Brian Burden: It's already factored into the overall rate that we're showing for quarter four, the 33.7 percent.

Keith Howlett: 33.7 and is it tax effected, in Brazil or?

Brian Burden: Yes, basically, it is.

Keith Howlett: OK. Great. Thanks. And the tax rate, do you have any guidance on tax rate for F '05?

Brian Burden: It's obviously difficult I think… my legal person's shaking her head. No, I do not think we can give guidance.

Keith Howlett: OK.

Daniel O'Neill: I don't know if we'd know what it is in terms of being able to provide guidance, we're not certain the number. So it's a little difficult to respond and we're very worried about giving guidance in anything right now.

Brian Burden: It just depends on the mix of earnings you see.

Keith Howlett: OK. And then just one last question, I'm like one of the other callers, I'm a little thick on the number of sales people. Is it 600 people in Sao Paulo and 600 people in the rest of Brazil? Is that the way it works? I mean there's 1,231, but is it like roughly half Sao Paulo, half the rest?

Daniel O'Neill: … I was going to say 631 in Sao Paulo and 600 in the rest. Yes, the – Sao Paulo is a huge marketplace and it used to represent 32 percent of our business, now down to about 28. And this is where we feel we can really impact the market. As I've said, we've lost over 950,000 hectoliters year to date.

So that's where we really wanted to address and get moving. And as I said the guys are up and running.

Keith Howlett: And so is it fair – like the 600 that are in the rest of Brazil, you only have 10 percent of your volume there, so you're looking for a big lift from the 600 guys who are in weaker areas. Is that right?

Daniel O'Neill: Sorry. I don't – oh, I see what you're saying. You're talking about the 40 percent 30 percent …

Keith Howlett: Right.

Daniel O'Neill: Well, if you look at – I mean (Femsa's) less than 30 percent right now.

Keith Howlett: Right.

Daniel O'Neill: And then, you look at a region like Rio, where we have a group of sales people, where we're starting from a super low base, as you know already, Keith. You know we've talked about that before. So you're sitting there looking at why you're there, but that's an opportunistic marketplace. So you might have over invested there at the beginning thinking that the volume upside is larger. But the percentage comparison there is not really fair from the point of view of what's the upside.

Keith Howlett: Right.

Daniel O'Neill: And then a couple of them are just small regions where the big increases are I mean those the 187s and that's why it was so important for the – the one caller who asked about what are the relative volumes and we couldn't give them to him because I mean if you're up 200 percent and it's your smallest market, well, whoopee do dah. You know?

So we're working through those numbers and – but it's, I would say, the opportunity is to get – to move that 40 percent higher, obviously, especially given the situation in Sao Paulo and in the other market – I mean if you said 'Well, Rio De Janeiro represents 10 percent of the beer market, you guys are close to

nothing' OK? And then, Sao Paulo should be – used to be 32 percent and it's down below that and below 30 at 28 – 27. So you can say 'Well, you're only in those two markets and it's 40 percent.' Right?

Keith Howlett: It's not great.

Daniel O'Neill: So it should be much higher than the 40 percent and we've invested where we think there's upside and where there's a real need.

Keith Howlett: Great. Just one last question, are the salesmen on commission or a mix?

Daniel O'Neill: Mix.

Keith Howlett: Mix. Great. Thanks very much.

Daniel O'Neill: Thank you very much.

Operator: We'll now hear from Michael Van Aelst with CIBC World Markets.

Michael Van Aelst: Hey, guys. Most questions have been answered. Just on the back market, though, you basically gave back all of the share that you gained during the Labatt strike. So I guess the question is did Labatt come out of that strike with very high promotional spending throughout Quebec? And how is it looking now?

Daniel O'Neill: Well, year to date were still up. 0.7 share points I believe is the number.

Michael Van Aelst: Yes ...

Daniel O'Neill: We were up still in the quarter, so we did give some of it back, but I think if we were telling people we were up 0.7 share points and the quarterly growth was...

Brian Burden: Year to date we're up 1.99 and in the quarter, we were up 0.7.

Daniel O'Neill: Yes.

Michael Van Aelst: Yes. And my question in that is just from Q1 to Q2, you had a nice jump and then Q3 went back to Q1 levels. So I'm just trying to get a sense as to what's happening right now or what happened over that last quarter in the Quebec market, there was a lot ...

Daniel O'Neill: ... clearly was – very clearly was the –Labatt did come back incredibly strong. And saw a big hit in November where they came back real strong. And so we're still at 0.7 and we still feel pretty comfortable in the Province of Quebec that we are doing well. I mean the Quebec Province is up near 50 percent market share, so they're pretty proud of reaching those numbers and are fighting to maintain it.

The question – I think your question will really come out to the forefront in August September of next year when we look at how we've done year on year when we had such a high share. That will be a tough comparable.

Michael Van Aelst: Right.

Daniel O'Neill: And I think that's when your question would really come to the forefront in what can we do from now to then to build share.

Michael Van Aelst: OK. And from a pricing standpoint, in Quebec, it seems to be a little bit tougher to get your prices higher in this market.

Daniel O'Neill: Well, actually we took price back in the summer time which we had to roll back because I mean obviously they were during the strike or just before or post strike and we tried to put it in. We didn't – we did a price increase in November and it stuck. So that's the plan for the you know – if we have another price increase, it won't be for until after the summer period or 12 months or in that 12 month range. I'm not saying an exact date, but it would be unlikely that it'd be in the middle of the summer.

So we're already – the value that I've put on the price increases that we've taken is we took them last year, competition didn't respond or responded quite peculiarly. This year, we took them early in the year, earlier than we normally would to see how competition would respond and they followed or matched or exceeded us in some cases. And so that was a real positive sign, I mean Jim had written one of his – in a reports talked about the fact that he thinks there's a price war. I think the price war would've been – would

have manifested itself in price increases, yet our competitors tended to take more than we did. And there'll be some adjustments back and forth, I would assume depending on market activity.

The only up – Quebec I think is fine the way they're sitting, especially in super premium and the premium and value; their value seems to be a little stable. East Coast – or the Eastern part of the provinces were fine. The Ontario $24 price point some people say well, are we going go down there, to $24. I mean we are often criticized by everyone about the sizes. And I criticize ourselves about being the size of the marketing and sales spend being whatever the total happens to be in any given day.

And at the same time, that gives us the flexibility to reallocate funds to if we want to go down in to a $24 price point and stay there for eight months or nine months or 10 months or five years, the capability arises, but it's not going to come down and – and if it's planned out and strategically identified, you take my computer and you put it in to Paul and that's what we will be doing.

Michael Van Aelst: All right. Thanks.

Daniel O'Neill: OK. Thank you.

Danielle Dagenais: The call has already gone on for more than an hour. At this stage, I would ask the operator to take one last caller.

Operator: We'll take our last question from Betty Yip, with Scotia Cassels.

Betty Yip: Hi, gentlemen, I just have a quick question concerning your revenue per hectoliter in Canada. It seems like it's up about one percent during the quarter, slightly lower than the historic two to three percent.

Daniel O'Neill: Betty, we're having a real hard time hearing you, can you speak a little louder? It might be the connection, but ...

Betty Yip: Can you hear me now?

Daniel O'Neill: Yes.

Brian Burden: Yes.

Betty Yip: OK. Great. The question is concerning the revenue per hectoliter in Canada, which is up about one percent during the quarter, slightly below the historic two to three percent pricing increase. Can you just brush up for me how mix, as well as pricing, impacted this?

Brian Burden: Yes. I mean basically we were broadly flat the revenue into the quarter. Pricing was probably around about three percent, volume's down obviously about one, so mix was around about one and a half, two percent. And to a degree that was due to higher value brands which obviously gives us lower revenue. And there were some skew in Province mix; we were down in Ontario.

So those were the basic reasons. There was a little bit of – there's about a month delay on our pricing as well as Dan has mentioned, we didn't get our pricing until early November. So October we didn't have the pricing piece. But those were the main reasons.

Daniel O'Neill: Betty, one of the things that came up in our analysis over the last two weeks is our own management of the pricing, the realization of the price increase and our whole net pricing situation in year on year versus volume switches. And we ((inaudible)) in terms of spending and complimentary programs and those types of things that we've been able to track for the last three or four years. And on some of the cost savings programs, we've seen some of the savings being piddled away in the area of reducing temporary reductions in revenue – net revenue on varying programs.

And we've got a much better handle on that and feel comfortable that we will manage that a lot better going forward because some of the cost savings we were – were being – I'd say leeched away, seeped away in terms of lacking our headquarter control of what was going on, on net sales revenue.

If you look over that over the last several years, you'd see some big differences. Mostly in this year by quarter, you'd see some dramatic changes.

OK?

Betty Yip: OK.

Brian Burden: Thank you very much.

Betty Yip: Thank you.

Daniel O'Neill: Just a final comment, I'd like to make is that ((inaudible)) turn it over back to Danielle, is I think we've been very forthright and have a lot of information in terms of what the surprises were and the what needs to be done to ensure our performance going forward. And pretty comfortable in – now relative to going forward and in making those improvements.

So thank you very much for a lot of the questions that were raised over the last two weeks and in varying reports, whether they be newspaper articles or general reports of our business because believe me, we look to each one of them, evaluate it versus our own programs and our own internal evaluations and saw where they were, where there were differences and where there were opportunities to improve the company. And I think it's is valuable input and it made us look at several areas.

I would also say that in a couple of the analyses – and the analysis that we do all the time, we do every six or seven months, some of the differences in numbers that you would see reported in your reports have clear differences in assumptions, your assumptions being dramatically different than our internal assumptions. But if you have any specific question or you have a belief that a return would be, an investment would require this or that, our number is probably dramatically different or we would be doing X or Y. If you want to talk to Brian or Danielle, with respect to why is my recommendation or suggestion not accurate or why do we not want to pursue that, I think you can – you'll get some pretty sound information because, as I said earlier, there's been a lot of hours worked to ensure that what we're doing for the interest of the company, interest of the shareholders is accurate and is in the best interest of the total shareholder group.

So thank you very much. Danielle?

Danielle Dagenais: Yes. Well, before we sign off, first, I'd like to clarify a little element. We have $127 million of Projeto Duzentos in place; there was a little inversion in numbers earlier in the call. And also, I would ask that you please mark your calendars on May sixth for Molson's fiscal year end financial release and conference call. And as usual, invitations will be issued one week prior.

Thank you for joining us today.

Operator: That does conclude today's conference. We thank you for your participation. You may now disconnect.

END

Q3

MOLSON

Committed to Deliver

Report to Shareholders
For the third quarter ended December 31, 2003

MESSAGE TO SHAREHOLDERS

During the third quarter of fiscal 2004, Molson recorded $115.3 million in operating profit (EBIT), down 7.2% from the same quarter in fiscal 2003. Achievement of quarterly EBIT growth would have required greater operating profit contribution from Brazil and stronger beer volumes in Brazil and Canada. Major delays in setting up a sales force in São Paulo impacted volume in Brazil and, in Canada, where the overall business remains healthy, two areas affected top line growth: softer industry volume in Québec, as well as market share declines in the Ontario/West region reflecting ongoing low price competition and the elimination of in-case activity.

Net sales revenue was 2.8% lower during the past quarter, totalling $623.3 million compared to $641.3 million for the same period last year, due to an overall 14.7% volume drop. Molson third quarter volume reached 5.82 million hectolitres versus 6.82 million hectolitres in the previous year. In Canada, net sales revenue slipped slightly, totaling $482.0 million for the third quarter compared to $483.0 million in the corresponding period of fiscal 2003. Modest consumer price increases counterbalanced to a degree the lower volumes and adverse mix. Industry volume in Canada was relatively flat, yet Molson volume dipped 1.2%, driven by the Alberta and Québec markets, leading to a 0.5 market share drop to 43.4%. As well, the sales strategy implemented by Kaiser at the end of the first quarter of fiscal 2004 required significantly longer time to activate, especially in the São Paulo region, which accounts for approximately 30% of Kaiser total sales. Consequently, quarterly volume growth and profitability in Brazil were adversely impacted.

Net earnings for the current fiscal third quarter totalled $43.6 million, 34% lower than the previous year. A significant part of the negative variance stems from a $16.0 million non-cash increase in income tax expense due to the repeal of previously enacted future income tax rate reductions in Ontario. Excluding this non-cash tax expense, net earnings were $59.6 million and net earnings per share totaled $0.47, compared to $0.52 per share for the corresponding period in fiscal 2003.

Cash flow from operations before working capital and rationalization costs for the three-month period was $84.8 million, 20.8% less than the same period last year due primarily to the decrease in net earnings.

On January 15, 2004, the Corporation revised its fiscal 2004 EBIT target to between $512 million and $520 million (before rationalization costs), which represents EBIT growth between 0% and 2%, compared to an original target of 14.5%. The year-end EBIT growth target for operations in Canada is at least 10%. In addition, the Corporation indicated that it expects to continue to deliver double digit annual EBIT growth for fiscal 2005 and the following fiscal years.

The Board of Directors declared a quarterly dividend of $0.14 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on April 1, 2004 to shareholders of record at the close of business on March 15, 2004.

Eric H. Molson
Chairman of the Board

Daniel J. O'Neill
President and Chief Executive Officer

January 28, 2004

MOLSON INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following comments are intended to provide a review and analysis of the Corporation's results of operations and financial position for the three and nine months ended December 31, 2003 in comparison with the three and nine months ended December 31, 2002, and should be read in conjunction with the consolidated financial statements and accompanying notes. Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Molson Fiscal Year 2004 Third Quarter Highlights

- Net sales revenue in Canada down 0.2%, consolidated net sales revenue down 2.8% to $623.3 million
- Total beer volume down 14.7%, Brazil volume down 23.4%, volume in Canada down 1.2%
- Total market share in Canada down 0.5 share points with core brand share up 1.5 share points
- Operating profit (EBIT) down 7.2% to $115.3 million
- Net earnings decreased 34.0% from $66.1 million to $43.6 million
- Net earnings per share decreased 34.6% from $0.52 per share to $0.34 per share
- Net earnings, excluding the $16.0 million non-cash increase in income tax expense, were $59.6 million [(i)]
- Net earnings per share, excluding the $16.0 million non-cash increase in income tax expense, were $0.47 per share [(i)]
- Cash flow from operations before working capital and rationalization costs decreased 20.8% to $84.8 million

(i) Future income tax liabilities increased by $16.0 million due to the repeal of previously enacted future income tax rate reductions in Ontario.

Overview

(Dollars in millions, except per share amounts)	Three months ended December 31 2003	Three months ended December 31 2002 (Restated) [i]	Nine months ended December 31 2003	Nine months ended December 31 2002 (Restated) [i]
Sales and other revenues [ii]	**$ 877.0**	$ 903.1	**$ 2,743.2**	$ 2,824.9
Brewing excise and sales taxes	**253.7**	261.8	**742.5**	811.2
Net sales revenue	**$ 623.3**	$ 641.3	**$ 2,000.7**	$ 2,013.7
Earnings before interest, income taxes and amortization (EBITDA) and the under-noted [ii]	**$ 129.7**	$ 140.6	**$ 476.9**	$ 448.2
Gain on sale of 20% of operations in Brazil	–	–	–	(64.2)
Provisions for rationalization	–	–	**36.3**	63.5
EBITDA	**129.7**	140.6	**440.6**	448.9
Amortization of capital assets	**14.4**	16.3	**48.4**	51.0
Earnings before interest and income taxes (EBIT)	**115.3**	124.3	**392.2**	397.9
Net interest expense	**22.3**	23.9	**70.0**	69.6
Income tax expense	**50.5**	32.9	**139.1**	85.8
Earnings before minority interest	**42.5**	67.5	**183.1**	242.5
Minority interest	**1.1**	(1.4)	**11.7**	6.6
Net earnings	**$ 43.6**	$ 66.1	**$ 194.8**	$ 249.1
Basic net earnings per share	**$ 0.34**	$ 0.52	**$ 1.53**	$ 1.96
Diluted net earnings per share	**$ 0.34**	$ 0.51	**$ 1.52**	$ 1.92
Cash provided from operations before working capital and rationalization costs	**$ 84.8**	$ 107.1	**$ 283.6**	$ 304.0
Dividends per share	**$ 0.14**	$ 0.11	**$ 0.42**	$ 0.31
Weighted average outstanding shares *(millions)*				
Basic	**127.2**	127.2	**127.0**	127.3
Diluted	**128.5**	129.4	**128.3**	129.6

(i) Restated by $2.7 million for the nine-month period and $0.9 million for the three-month period ended December 31, 2002, reflecting the previously disclosed stock option expense.

(ii) Results for the three and nine months ended December 31, 2002 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

The third quarter net sales revenue decreased 2.8% to $623.3 million compared to $641.3 million for the same period last year primarily due to lower volumes in Brazil offset in part by selling price increases of approximately 11% in Brazil. Volumes were 1.2% lower in Canada and 23.4% lower in Brazil due primarily to lower volumes in the São Paulo region resulting from the delay in establishing the dedicated selling regions as well as an overall industry decline.

Net earnings for the three months ended December 31, 2003 decreased 34.0% to $43.6 million compared to $66.1 million for the same period last year. Net earnings per share for the three months ended December 31, 2003 decreased 34.6% to $0.34 per share compared to $0.52 per share for the same period last year. The third quarter includes a $16.0 million non-cash increase in future income tax liabilities recorded as tax expense resulting from the repeal of previously enacted future income tax rate reductions in Ontario. Excluding the non-cash increase in future income tax liabilities of $16.0 million, net earnings were $59.6 million compared to $66.1 million for the same period last year. Net earnings per share on the same basis were $0.47 per share compared to $0.52 per share last year.

The impact to net earnings of volume shortfalls, in the quarter, was partially offset by lower costs per hectolitre in Canada which included net savings in manufacturing, procurement and overheads. The net savings in Canada in the nine-month period ended December 31, 2003, include costs of approximately $15 million, mainly relating to EVA® bonus accrual, an element of which is timing only and will reverse in the fourth quarter of fiscal 2004 negatively impacting costs in this period when compared with a year ago. The higher costs in Brazil include the cost of establishing a dedicated sales force in the six regions.

Net earnings for the nine months ended December 31, 2003 were $194.8 million compared to $249.1 million for the nine months ended December 31, 2002. The current year's earnings include a charge for the previously announced plant closure in Brazil in the amount of $43.3 million (R$92.2 million) and the $16.0 million non-cash increase in tax expense. In addition, the Corporation completed the sale, in the first quarter, of a residual property adjacent to the Barrie brewery. A pre-tax gain of $7.0 million has been recorded on the provision for rationalization line in the statement of earnings, which is consistent with the treatment of the original Barrie plant closure provision. The prior year's earnings included a gain of $64.2 million on the sale of 20% of Molson's operations in Brazil and a pre-tax charge for the previously announced plant closures and other costs relating to Bavaria in Brazil in the amount of $63.5 million.

Net earnings for the nine-month period, excluding the non-cash increase in future income tax liabilities of $16.0 million, the charge for rationalization costs in both periods and the gain on sale of $64.2 million in the prior year, were $240.7 million compared to $218.4 million for the same period last year. Net earnings per share were $1.90 per share compared to $1.72 per share last year on the same basis.

As previously announced and as disclosed in the first quarter of fiscal 2004, the Corporation is now expensing the cost of stock options effective April 1, 2003 with a restatement of the prior year's results. The impact in the nine-month period ended December 31, 2003 is $4.0 million. The previously disclosed impact of $2.7 million for the nine-month period ended December 31, 2002 has been restated in the prior year figures.

Net interest expense for the quarter was $22.3 million which was $1.6 million lower than the prior year reflecting lower debt levels in Canada. For the nine months ended December 31, 2003, interest expense was $70.0 million or $0.4 million higher than the same period last year.

The effective tax rate for the three months ended December 31, 2003, excluding the non-cash tax expense of $16.0 million, was 37.1%. Excluding the $16.0 million relating to the future income tax liability increase, the rationalization costs, and the gain on sale, the effective tax rate for the nine months ended December 31, 2003 was 33.7%. This increase in the tax rate for the nine-month period reflects the impact of higher income tax rates in Ontario as well as the mix of earnings between Canada and Brazil. This rate reflects the current estimate of the full year fiscal 2004 tax rate on earnings excluding the rationalization provision and the gain on sale.

There was no tax recovery recorded on the fiscal 2004 first quarter provision for the plant closure in Brazil since the Corporation has significant tax losses available for carry forward as well as tax deductible goodwill in Brazil, both of which are not tax effected. Any benefit from utilization of these losses on the plant closure or the tax losses will be recorded in the accounts when realized.

The effective tax rate on net earnings excluding the rationalization provision and the gain on sale for the nine months ended December 31, 2002 was 32.8%, which excludes the tax recovery relating to the fiscal 2003 provision for rationalization.

Cash flow from operations before changes in working capital and rationalization costs decreased by 20.8% to $84.8 million for the three months ended December 31, 2003, compared to $107.1 million for the same period last year reflecting the lower earnings in the quarter as well as a higher proportion of cash taxes payable due to the mix of earnings.

Cash used for working capital in the current quarter of $67.8 relates primarily to higher accounts receivables in Brazil partially offset by increased trade payables in Brazil. For the nine-month period, cash used for working capital of $120.5 million reflects higher accounts receivable balances in both Canada and Brazil.

Revised Guidance

On January 15, 2004, the Corporation revised its fiscal 2004 EBIT target to a range of $512 million to $520 million (before rationalization costs), representing EBIT growth between 0% and 2%, compared to an original target of 14.5%. Slower than projected revenue and earnings growth in Brazil contributed to the majority of this unfavourable variance.

Review of Operations

Molson's business operations consist of the ownership of 100% of Molson Canada; 80% of Cervejarias Kaiser Brazil, S.A. ("Kaiser"); 49.9% of Coors Canada (results proportionately consolidated) and a 50.1% interest in Molson USA, which markets and distributes the Molson brands in the United States (results also proportionately consolidated).

Sales Revenue and Operating Profit

In the third quarter of fiscal 2004, net sales revenue decreased by 2.8% to $623.3 million primarily reflecting lower net sales revenue in Brazil due to lower volumes partially offset by favourable consumer prices of approximately 11% in Brazil.

The following table details certain financial information by business unit:

(Dollars in millions)	Sales and Other Revenues				Net Sales Revenue			
	Three months ended December 31		Nine months ended December 31		Three months ended December 31		Nine months ended December 31	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Canada	**620.4**	633.0	**2,116.1**	2,103.2	**482.0**	483.0	**1,643.9**	1,600.5
Brazil [(i)]	**240.8**	251.3	**568.0**	655.5	**128.1**	142.1	**307.1**	357.1
United States	**15.8**	18.8	**59.1**	66.2	**13.2**	16.2	**49.7**	56.1
Consolidated	**877.0**	903.1	**2,743.2**	2,824.9	**623.3**	641.3	**2,000.7**	2,013.7

(Dollars in millions)	EBITDA				EBIT			
	Three months ended December 31		Nine months ended December 31		Three months ended December 31		Nine months ended December 31	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Canada [(ii)]	**126.2**	120.7	**463.0**	410.2	**116.0**	109.5	**429.1**	374.6
Brazil [(i)]	**4.5**	22.7	**16.6**	43.3	**0.3**	17.7	**2.2**	28.0
United States	**(1.0)**	(2.8)	**(2.7)**	(5.3)	**(1.0)**	(2.9)	**(2.8)**	(5.4)
Totals before the following:	**129.7**	140.6	**476.9**	448.2	**115.3**	124.3	**428.5**	397.2
Gain on sale of 20% of operations in Brazil	**–**	–	**–**	64.2	**–**	–	**–**	64.2
Provisions for rationalization	**–**	–	**(36.3)**	(63.5)	**–**	–	**(36.3)**	(63.5)
Consolidated	**129.7**	140.6	**440.6**	448.9	**115.3**	124.3	**392.2**	397.9

(i) Results for the three and nine months ended December 31, 2002 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

(ii) Restated by $2.7 million for the nine-month period and $0.9 million for the three-month period ended December 31, 2002, reflecting the previously disclosed stock option expense.

Industry Volume and Molson Market Share

The following table sets out industry volume and Molson volume in Canada, Molson volume shipped to the United States as well as Molson's volume in Brazil during the three and nine months ended December 31, 2003 and 2002.

	Three months ended December 31		Nine months ended December 31	
Volume *(Hectolitres in millions)*	**2003 Estimated**	2002 Actual	**2003 Estimated**	2002 Actual
Industry volume in Canada [(i)]	**5.27**	5.27	**17.27**	17.05
Molson (Canada)	**2.29**	2.32	**7.64**	7.58
Molson production for shipment to the United States	**0.39**	0.40	**1.38**	1.37
Brazil	**3.14**	4.10	**7.55**	9.46
Total Molson volume	**5.82**	6.82	**16.57**	18.41

[(i)] *Sources: Brewers Associations of Canada, provincial liquor authorities and industry distribution companies.*

Total estimated industry sales volume in Canada increased 0.1% to 5.27 million hectolitres during the three months ended December 31, 2003, compared to fiscal 2003 due to a 3.4% decline in the Quebec market offset by volume gains in Ontario, Alberta and the eastern provinces. Molson's volume in Canada decreased 1.2% to 2.29 million hectolitres during the same period reflecting primarily volume declines in Alberta and Quebec.

For the nine months ended December 31, 2003, total estimated industry sales volume in Canada increased 1.3% to 17.27 million hectolitres, compared to fiscal 2003 reflecting growth in Ontario and the western provinces partially offset by declines in Quebec. Molson's volume in Canada increased 0.8% to 7.64 million hectolitres during the same period reflecting strong first half gains by the Quebec/Atlantic region partially offset by volume declines in Ontario and Alberta.

Molson's production for sale in the United States, which includes primarily the Molson and Foster's brands, was broadly in line with last year.

Volume in Brazil was negatively impacted in the quarter due to an overall softening of industry volume and a very poor performance in São Paulo which is down 41% in the quarter and 31% for the nine months. This problem is being addressed with the introduction and development of the new sales force. Last year's performance included higher sales to a São Paulo sub-distributor in the third quarter which resulted in slower sales in the fourth quarter last year.

Canada

For the three months ended December 31, 2003, net sales revenue decreased by 0.2% to $482.0 million reflecting an overall volume decline of 1.2%, adverse mix due to an increased level of value brand sales in the quarter, offset by modest consumer price increases when compared to the same period last year. Operating profit increased 5.9% to $116.0 million for the quarter ended December 31, 2003, reflecting the combined impact of selling price increases and the benefits from previously announced cost reduction initiatives.

For the nine months ended December 31, 2003, net sales revenue increased by 2.7% to $1,643.9 million reflecting higher volumes, modestly higher consumer prices offset by adverse mix when compared to last year. Excluding the $7.0 million gain on sale of the residual property, operating profit increased 14.5% to $429.1 million reflecting lower costs per hectolitre due primarily to significant cost savings and efficiencies in manufacturing, procurement and overheads, but also a timing element of approximately $15 million which will reverse in the fourth quarter of fiscal 2004.

Market Share (%)

	Three months ended December 31		Nine months ended December 31	
	2003 Estimated	2002 Actual	**2003 Estimated**	2002 Actual
Including sales of imports:				
Canada	**43.4**	43.9	**44.3**	44.5
Quebec/Atlantic	**43.4**	42.9	**44.2**	42.7
Ontario/West	**43.4**	44.5	**44.3**	45.4

Sources: Brewers Associations of Canada, provincial liquor authorities and industry distribution companies.

Molson's average estimated market share for all beer sold in Canada during the three months ended December 31, 2003 decreased 0.5 share points to 43.4% from 43.9% compared to the same period last year due to a decrease in the market share in Ontario/West partially offset by market share gains in Quebec/Atlantic.

Core brands continue to perform well with an increase of 1.5 share points on a national basis during the three-month period ended December 31, 2003 and with a nine-month increase of 1.4 share points. This strong performance includes the benefits of the launch of A Marca Bavaria across Canada as well as Ex Light in Quebec. Molson's overall estimated market share for the nine-month period declined 0.2 share points to 44.3%.

The Quebec/Atlantic region's market share showed strong growth of 0.5 share points overall and a core brand share increase of 1.0 share points in the three-month period and a 2.1 share point gain for the nine months ended December 31, 2003. These share gains reflect strong trade programs as well as opportunities created by a labour disruption of a competitor in the second quarter. These share gains in the quarter include Rickard's, Black Label, A Marca Bavaria while Molson Dry market share declined.

The Ontario/West region's market share declined from 44.5% to 43.4%, however core brand market share increased by 1.7 share points during the three months ended December 31, 2003 and was 1.0 share points higher for the nine-month period. The overall market share decline reflects strong competitor discount pricing activity, primarily in Alberta. In addition, Molson Canadian remains below the prior year's level.

Brazil

Net sales revenue for the quarter declined 14.8% from R$331.8 million to R$282.6 million reflecting a volume decline of 23.4% which is partially offset by higher selling prices of approximately 11%. Net sales revenue, as measured in Canadian dollars, decreased 9.9% reflecting the 5.8% increase in the Brazilian real exchange rate in addition to the above-noted factors.

The following table summarizes the operating results of Molson's Brazilian business in Brazilian reais and the equivalent Canadian dollar amounts, excluding rationalization provisions and the gain on sale:

	Three months ended December 31				Nine months ended December 31			
(Currency in millions)	**BRL**		**CAD**		**BRL**		**CAD**	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Sales and other revenues	**531.1**	586.3	**240.8**	251.3	**1,227.8**	1,303.5	**568.0**	655.5
Net sales revenue	**282.6**	331.8	**128.1**	142.1	**663.9**	713.8	**307.1**	357.1
EBITDA (i)	**9.7**	53.1	**4.5**	22.7	**35.7**	91.7	**16.6**	43.3
EBIT (i)	**0.6**	41.8	**0.3**	17.7	**4.8**	62.4	**2.2**	28.0

(i) Results for the nine-month period ended December 31, 2003 exclude the rationalization provision of $43.3 million. Results for the nine-month period ended December 31, 2002 exclude the gain on sale of 20% of Molson's operations in Brazil of $64.2 million and the rationalization provision of $63.5 million.

(ii) Results for the three and nine-month periods ended December 31, 2002 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

At the end of the first quarter of fiscal 2004, Kaiser implemented a strategy to establish a dedicated sales force in six regions in Brazil in order to improve sales execution within the bottling network. The planned six selling regions have been established, however, only the Campinas region was fully operational in the third quarter. Kaiser now has approximately 1,200 employees in these six regions.

The time required to establish and activate the direct, dedicated selling organizations took significantly longer than initially planned. The São Paulo sales structure, which will be responsible for approximately 30% of Kaiser's total sales, was not operational as of December 31, 2003. This delay, combined with the bottlers' weak performance, was responsible for all of the volume shortfall in December 2003. The newly established direct selling organizations all show growth compared to the same period last year and, excluding the São Paulo region, December Kaiser sales volume would have been ahead of the same period last year. However, as a result of the delay, volume growth and profitability have been adversely impacted in the short term and will result in a year-over-year volume and profit decline in fiscal 2004.

In the third quarter, volume declined 23.4% from 4.10 million hectolitres to 3.14 million hectolitres. Year-to-date volume decreased 20.2% to 7.55 million hectolitres compared to 9.46 million hectolitres for the same period last year. The São Paulo region accounted for more than 50% of the volume decline year-to-date and in the third quarter. In addition, product mix was also adverse in the quarter with a higher percentage of non-returnable container sales than last year.

Total estimated Molson market share in Brazil was 12.1% for the three-month period ended December 31, 2003 compared to 13.9% for the same period last year, according to ACNielsen data. The third quarter market share was 0.8 share points below the fiscal 2004 second quarter market share of 12.9%.

On June 20, 2002, Molson announced certain initiatives to achieve its commitment to deliver synergies and cost reductions over the next three years in Brazil. These initiatives included the closure of two Bavaria plants and one Kaiser plant for strategic geographic reasons. As a result, Molson recorded a rationalization provision in the first quarter of fiscal 2003 relating to the Bavaria costs of $63.5 million which included primarily fixed asset write-downs, employee severance costs and an accrual for the termination of the distribution arrangement with Companhia de Bebidas das Américas-AmBev.

In the first quarter of fiscal 2004, Molson also announced additional initiatives to achieve its cost reduction targets in Brazil. These initiatives included the closure of the Ribeirão Preto plant as part of the capacity optimization strategy and, as a result, Molson recorded a rationalization provision relating to the closure costs and other reorganization activities of $43.3 million (R$92.2 million) which included primarily fixed asset write-downs and employee severance costs.

The average exchange rate of the US dollar in the nine-month period, including the impact of the Corporation's hedging transactions, was R$3.18 compared to R$2.80 for the same period last year.

On March 18, 2002, Molson acquired 100% of the outstanding shares of Kaiser, whose assets included the Kaiser brands and eight brewing facilities in Brazil. In a separate transaction that closed on April 17, 2002, Molson sold 20% of its Brazilian operations to Heineken N.V. for proceeds of $333.9 million. This resulted in a gain of $64.2 million which was recorded in the three-month period ended June 30, 2002.

United States

Molson USA, which is owned 50.1% by Molson and 49.9% by the Coors Brewing Company ("Coors"), is a dedicated business unit in the United States focused on clear operating objectives and a well-defined brand portfolio – Molson Canadian, Molson Canadian Light, Molson Golden and Molson Ice. Molson USA is responsible for the marketing and selling of these brands with Coors providing the sales, distribution and administrative support.

Molson USA's volume was lower by 2.0% compared to the same period last year, however, the Molson Canadian brand increased 15%. For the nine months ended December 31, 2003, Molson USA's total volume was 2.2% higher than the same period last year with the Molson Canadian brand growing 34%.

According to Nielsen Grocery Channel reporting, import volume grew by 2.9% in the nine months ended December 31, 2003. For this same period, Molson USA's volume grew in line with imports at 2.8%. Over the coming quarters, continued focus will be on growing the Molson Canadian brand, while slowing the decline of Ice and Golden.

The following table summarizes the operating results of Molson's business in the United States in US dollars and the equivalent Canadian dollar amounts:

Three months ended December 31

(Dollars in millions)	USD		CAD		Molson 50.1% Share CAD	
	2003	2002	**2003**	2002	**2003**	2002
Sales and other revenues	**24.0**	23.9	**31.5**	37.7	**15.8**	18.8
Net sales revenue	**20.1**	20.5	**26.4**	32.2	**13.2**	16.2
EBITDA	**(1.5)**	(3.7)	**(2.0)**	(5.6)	**(1.0)**	(2.8)
EBIT	**(1.6)**	(3.7)	**(2.1)**	(5.7)	**(1.0)**	(2.9)

Nine months ended December 31

(Dollars in millions)	USD		CAD		Molson 50.1% Share CAD	
	2003	2002	**2003**	2002	**2003**	2002
Sales and other revenues	**86.3**	84.7	**118.0**	132.2	**59.1**	66.2
Net sales revenue	**72.6**	71.7	**99.2**	111.9	**49.7**	56.1
EBITDA	**(4.0)**	(6.8)	**(5.5)**	(10.6)	**(2.7)**	(5.3)
EBIT	**(4.2)**	(6.9)	**(5.8)**	(10.8)	**(2.8)**	(5.4)

Financial Condition and Liquidity

The Corporation's 18-month bridge facility of $300.0 million expired on September 17, 2003 and was partially refinanced with $200.0 million of floating rate medium-term notes maturing September 16, 2005, issued on September 16, 2003 out of a total program of $500.0 million. The Corporation's $625.0 million revolving facility that expires on March 17, 2005 was used to refinance the remaining $100.0 million balance of the bridge facility. On October 17, 2003, the Corporation completed a second issuance of $50.0 million of floating rate medium-term notes maturing October 19, 2004 to repay a portion of indebtedness under the existing credit facility. The floating rate notes are direct unsecured obligations of Molson and were offered by way of a private placement in Canada.

The Molson Canada $100.0 million credit facility expired on August 31, 2003 and was repaid from operations and using the Corporation's $625.0 million credit facility. As at December 31, 2003, $40.0 million was drawn on the $625.0 million facility.

On December 16, 2003 Standard and Poor's revised the outlook on Molson Inc. to stable from negative as a result of the significant debt reduction. At the same time, the BBB+ long term debt rating was affirmed.

On September 30, 2003, the Corporation entered into an interest rate swap for $100.0 million which converted the Corporation's floating rate note due September 16, 2005 to a fixed rate. This swap is cancellable on a quarterly basis at the option of a third party. The Corporation also has an interest rate swap for $100.0 million which converts the Molson Canada debenture due June 2, 2008, with a fixed rate of 6.0% to a variable rate. The swap expires on June 2, 2008.

The Corporation's net debt to capital ratio improved to 48% compared to 55% at December 31, 2002 and was 47% at the previous quarter ended September 30, 2003.

Impact of New Accounting Pronouncements

Effective with the fiscal year commencing on April 1, 2002, Molson adopted the new accounting pronouncements of the CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments" and Accounting Guideline 14 "Disclosure of Guarantees". Further details are provided in notes 1 and 2 to the consolidated financial statements.

As previously announced, the Corporation revised its accounting policy, effective April 1, 2003, to begin expensing the cost of stock option grants in its accounts. As a result, the Corporation has recorded $1.2 million related to stock option expense in the current quarter and has also restated the prior fiscal quarter by $0.9 million to record the previously disclosed stock option expense. For the nine months ended December 31, 2003, the impact of stock option expense was $4.0 million and $2.7 million for the same period last year. Opening retained earnings was restated by $3.7 million reflecting the full year effect of stock option expense on the fiscal 2003 results.

Other

As part of the Corporation's previously announced normal course issuer bid, Molson repurchased 751,000 Class "A" shares (2002 – 1,220,675) in the nine-month period ended December 31, 2003, at prices ranging between $32.15 and $34.99 per share (2002 – $31.64 – $38.16). The total number of Class "A" and Class "B" shares outstanding at December 31, 2003 were 127,282,671 (127,192,720 at December 31, 2002). The share buy-back is consistent with the Corporation's objective to offset the dilutive impact from the granting of stock options.

The Board of Directors declared a quarterly dividend of $0.14 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on April 1, 2004 to shareholders of record at the close of business on March 15, 2004.

Comparative Figures

Certain comparative figures have been restated to conform to the current year's basis of presentation. See "Impact of New Accounting Pronouncements" for details on the change in accounting policy.

This Management's Discussion and Analysis contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

MOLSON INC.

CONSOLIDATED STATEMENTS OF EARNINGS – UNAUDITED

(Dollars in millions, except share and per share amounts)	Three months ended December 31 2003	Three months ended December 31 2002 (Restated)	Nine months ended December 31 2003	Nine months ended December 31 2002 (Restated)
Sales and other revenues	**$ 877.0**	$ 903.1	**$ 2,743.2**	$ 2,824.9
Brewing excise and sales taxes	**253.7**	261.8	**742.5**	811.2
Net sales revenue	**623.3**	641.3	**2,000.7**	2,013.7
Costs and expenses				
Cost of sales, selling and administrative costs	**493.6**	500.7	**1,523.8**	1,565.5
Gain on sale of 20% of operations in Brazil	–	–	–	(64.2)
Provisions for rationalization (note 3)	–	–	**36.3**	63.5
	493.6	500.7	**1,560.1**	1,564.8
Earnings before interest, income taxes and amortization	**129.7**	140.6	**440.6**	448.9
Amortization of capital assets (note 8)	**14.4**	16.3	**48.4**	51.0
Earnings before interest and income taxes	**115.3**	124.3	**392.2**	397.9
Net interest expense	**22.3**	23.9	**70.0**	69.6
Earnings before income taxes	**93.0**	100.4	**322.2**	328.3
Income tax expense	**50.5**	32.9	**139.1**	85.8
Earnings before minority interest	**42.5**	67.5	**183.1**	242.5
Minority interest	**1.1**	(1.4)	**11.7**	6.6
Net earnings	**$ 43.6**	$ 66.1	**$ 194.8**	$ 249.1
Net earnings per share				
Basic	**$ 0.34**	$ 0.52	**$ 1.53**	$ 1.96
Diluted	**$ 0.34**	$ 0.51	**$ 1.52**	$ 1.92

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS – UNAUDITED

Nine months ended December 31, 2003 and 2002 *(Dollars in millions)*	**2003**	2002
Retained earnings - beginning of year	**$ 676.8**	$ 460.3
Change in accounting policy (note 2)	**(3.7)**	–
Retained earnings - beginning of year, as restated	**673.1**	460.3
Net earnings	**194.8**	249.1
Cash dividends declared	**(50.5)**	(38.4)
Stock dividends declared	**(2.9)**	(1.1)
Excess of share repurchase price over weighted-average stated capital (note 7)	**(20.4)**	(40.8)
Retained earnings - end of period	**$ 794.1**	$ 629.1

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED BALANCE SHEETS - UNAUDITED

(Dollars in millions)	**December 31 2003**	December 31 2002	March 31 2003
		(Restated)	(Restated)
Assets			
Current Assets			
Cash	**$ 18.9**	$ 16.3	$ 12.2
Accounts receivable	**258.5**	262.4	197.3
Inventories	**175.8**	158.6	162.3
Prepaid expenses	**43.8**	27.8	65.4
	497.0	465.1	437.2
Investments and other assets	**130.8**	126.9	127.6
Property, plant and equipment	**991.6**	1,005.2	1,026.9
Intangible assets, excluding goodwill	**1,556.7**	1,555.8	1,552.5
Goodwill	**784.9**	713.8	770.4
	$ 3,961.0	$ 3,866.8	$ 3,914.6
Liabilities			
Current liabilities			
Accounts payable and accruals	**$ 497.7**	$ 581.1	$ 540.4
Provision for rationalization costs (note 3)	**10.3**	17.9	14.6
Income taxes payable	**36.1**	80.7	77.8
Dividends payable	**17.8**	14.0	14.0
Future income taxes	**153.6**	134.8	126.6
Current portion of long-term debt (note 5)	**98.5**	39.5	40.6
	814.0	868.0	814.0
Long-term debt (note 5)	**1,030.3**	1,199.8	1,180.0
Deferred liabilities	**384.7**	311.6	380.5
Future income taxes	**402.5**	325.9	355.0
Minority interest	**144.3**	157.4	152.1
	2,775.8	2,862.7	2,881.6
Shareholders' equity			
Capital stock (note 7)	**728.7**	718.0	719.4
Contributed surplus	**7.7**	2.7	3.7
Retained earnings	**794.1**	629.1	673.1
Unrealized translation adjustments	**(345.3)**	(345.7)	(363.2)
	1,185.2	1,004.1	1,033.0
	$ 3,961.0	$ 3,866.8	$ 3,914.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

(Dollars in millions)	Three months ended December 31 2003	Three months ended December 31 2002 (Restated)	Nine months ended December 31 2003	Nine months ended December 31 2002 (Restated)
Operating activities				
Net earnings	**$ 43.6**	$ 66.1	**$ 194.8**	$ 249.1
Gain on sale of 20% of operations in Brazil	**–**	–	**–**	(64.2)
Provisions for rationalization (note 3)	**–**	–	**36.3**	63.5
Amortization of capital assets	**14.4**	16.3	**48.4**	51.0
Future income taxes	**23.5**	16.5	**54.5**	32.1
Minority interest	**(1.1)**	1.4	**(11.7)**	(6.6)
Funding of deferred liabilities less than (in excess of) expense	**3.0**	10.2	**(35.9)**	(10.5)
Other	**1.4**	(3.4)	**(2.8)**	(10.4)
Cash provided from operations before working capital and rationalization costs	**84.8**	107.1	**283.6**	304.0
Used for working capital	**(67.8)**	(30.4)	**(120.5)**	(82.3)
Rationalization costs	**(4.3)**	(2.7)	**(11.1)**	(32.1)
Cash provided from operating activities	**12.7**	74.0	**152.0**	189.6
Investing activities				
Proceeds from sale of 20% of operations in Brazil	**–**	–	**–**	333.9
Additions to property, plant and equipment	**(25.4)**	(18.5)	**(46.9)**	(47.6)
Additions to investments and other assets	**(2.4)**	(0.4)	**(6.1)**	(4.5)
Proceeds from disposal of property, plant and equipment	**0.7**	0.2	**16.1**	0.5
Proceeds from disposal of investments and other assets	**0.8**	–	**4.1**	9.8
Cash provided from (used for) investing activities	**(26.3)**	(18.7)	**(32.8)**	292.1
Financing activities				
Increase in long-term debt	**113.0**	–	**458.3**	270.4
Reduction in long-term debt	**(78.4)**	(6.2)	**(547.8)**	(742.9)
Securitization of accounts receivable	**(31.0)**	(22.0)	**44.0**	23.0
Shares repurchased (note 7)	**–**	(3.8)	**(24.6)**	(48.3)
Cash dividends paid	**(16.6)**	(12.5)	**(47.7)**	(36.4)
Other	**2.1**	3.3	**11.6**	5.0
Cash used for financing activities	**(10.9)**	(41.2)	**(106.2)**	(529.2)
Increase (decrease) in cash from continuing operations	**(24.5)**	14.1	**13.0**	(47.5)
Decrease in net cash from discontinued operations (note 9)	**(7.2)**	(5.9)	**(6.4)**	(2.0)
Increase (decrease) in cash	**(31.7)**	8.2	**6.6**	(49.5)
Effect of exchange rate changes on cash	**–**	4.5	**0.1**	(5.2)
Cash, beginning of period	**50.6**	3.6	**12.2**	71.0
Cash, end of period	**$ 18.9**	$ 16.3	**$ 18.9**	$ 16.3

The accompanying notes to the consolidated financial statements are an integral part of these statements.

(Dollars in millions, except share and per share amounts)

Note 1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 1 of the consolidated financial statements for the year ended March 31, 2003, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2003 of Molson Inc.'s 2003 Annual Report.

Note 2. Change in Accounting Policies

Effective April 1, 2002, the Corporation adopted, on a prospective basis, the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Effective April 1, 2003, the Corporation began to expense the cost of stock option grants, with a restatement of the prior period. The Corporation determines the cost of all stock options granted since April 1, 2003 using a fair value method. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related employee services are rendered. Further details are contained in note 6.

The effect of the Corporation's decision to begin expensing the cost of stock option grants, with a restatement of the prior period, was to reduce net earnings for the nine-month periods ended December 31 by $4.0 in fiscal 2004 and by $2.7 in fiscal 2003. Opening retained earnings for fiscal 2004 was reduced by $3.7 reflecting the full year effect of fiscal 2003 stock option expense.

Note 3. Provisions for Rationalization

During the first quarter of fiscal 2004, the Corporation recorded a charge of $43.3 relating to the closure of the Ribeirão Preto plant in Brazil represented by fixed asset write-downs of $37.5 and employee severance and other closure costs of $5.8. The remaining accrual at December 31, 2003 is nil.

Also in the first quarter of fiscal 2004, the Corporation completed a sale of a residual property adjacent to the Barrie brewery. A pre-tax gain of $7.0 was recorded in the provision for rationalization line in the statement of earnings which is consistent with the original Barrie plant closure provision. The remaining accrual at December 31, 2003 is $10.3 and relates to previous plant closures in Canada.

During the first quarter of fiscal 2003, the Corporation recorded a pre-tax charge of $63.5 relating to two plant closures of the Bavaria business as well as the termination costs relating to the former Bavaria distribution network. The charge represents primarily the write-down of fixed assets and employee severance costs as well as the distribution termination costs. The balance of the provision is nil and all closure activities and costs have been completed and paid.

(Dollars in millions, except share and per share amounts)

Note 4. Earnings per Share

The following is a reconciliation of the basic and diluted earnings per share computations for net earnings:

	Three months ended December 31		Nine months ended December 31	
	2003	2002 (Restated)	**2003**	2002 (Restated)
Net earnings	**$ 43.6**	$ 66.1	**$ 194.8**	$ 249.1
Weighted average number of shares outstanding - (millions)				
Weighted average number of shares outstanding - basic	**127.2**	127.2	**127.0**	127.3
Effect of dilutive securities	**1.3**	2.2	**1.3**	2.3
Weighted average number of shares outstanding - diluted	**128.5**	129.4	**128.3**	129.6

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class "A" non-voting shares ("common shares"). During the first nine months of fiscal 2004, options to purchase 620,575 (fiscal 2003 – 732,200) common shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares in the nine-month period.

Note 5. Long-Term Debt

The Corporation's 18-month bridge facility of $300.0 expired on September 17, 2003 and was repaid with new medium-term notes and drawings on the Corporation's $625.0 revolving facility. On September 16, 2003, the Corporation issued $200.0 in two-year floating rate notes as part of a $500.0 medium-term note program. On October 17, 2003, the Corporation completed a second issuance of $50.0 of floating rate medium-term notes maturing October 19, 2004 to repay a portion of indebtedness under the existing credit facility. The floating rate notes are unsecured obligations of Molson and were offered by way of a private placement in Canada.

The Molson Canada $100.0 credit facility expired on August 31, 2003 and was repaid from operations and using the Corporation's $625.0 credit facility. As at December 31, 2003, $40.0 was drawn on the $625.0 facility.

On September 30, 2003, the Corporation entered into an interest rate swap for $100.0 which converted the Corporation's floating rate note due September 16, 2005 to a fixed rate. This swap is cancellable on a quarterly basis at the option of a third party.

Note 6: Stock-Based Compensation

The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class "A" non-voting shares of the Corporation may be purchased at a price equal to the market price of the common shares at the date of granting of the option. Effective June 30, 2002, the plan was amended to terminate the stock appreciation rights associated with the plan so that each outstanding award consists solely of an employee stock option. The options vest over a period of two, three, four or five years and are exercisable for a period not to exceed ten years from the date of the grant. At December 31, 2003, there were 5,090,750 (2002 – 5,403,501) stock options outstanding and 2,028,013 (2002 – 2,535,845)

(Dollars in millions, except share and per share amounts)

Stock-Based Compensation (cont'd)

stock options available for future grants. During the first nine months of fiscal 2004, the Corporation granted 855,725 (2002 – 867,200) stock options at exercise prices ranging between $32.31 and $36.96 (2002 – ranging between $29.43 and $36.79).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the nine-month period: dividend yield of 1.6% (2002 – 2.0%); expected volatility of 25.5% (2002 – 24.2%), risk-free interest rate of 4.4% (2002 – 5.0%); and an expected life of 6.0 years (2002 – 6.0 years). The weighted average fair value of options granted in the nine-month period is $9.29 (2002 – $9.56) per share.

Additional information on the Corporation's stock option plan is included in note 17 of the Corporation's 2003 Annual Report.

The Corporation's contributions to the employee share ownership plan ("MESOP") of $1.3 (2002 – $1.1) were charged to earnings during the nine-month period.

As at December 31, 2003, 161,371 (2002 – 141,270) Deferred Share Units ("DSU's") were outstanding. For the nine-month period ended December 31, 2003, $0.4 (2002 – $0.4) was charged to earnings representing the accrual for services provided in the period which were paid with the issuance of DSU's.

Note 7. Capital Stock

During the nine month period ended December 31, 2003, the Corporation repurchased 751,000 (2002 – 1,220,675) Class "A" shares and nil (2002 – 100,000) Class "B" shares at prices ranging between $32.15 and $34.99 (2002 – ranging between $31.64 and $38.16) per share as part of its previously announced normal course issuer bid. The total number of Class "A" and Class "B" shares outstanding at December 31, 2003, were 127,282,671 (2002 – 127,192,720). Of the total amount of $24.6 (2002 – $48.3) repurchased, $4.2 (2002 – $7.5) was charged to capital stock based on the weighted-average stated capital with the excess of $20.4 (2002 – $40.8) being charged to retained earnings.

Note 8. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, Brazil and the United States.

The Corporation's operations in Canada experience seasonal fluctuations in revenues with the first and second quarters being higher and the fourth quarter generally being the lowest. Revenues from the Brazilian operations are also seasonal, which could partially offset the pattern in Canada.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT.

Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of interest expense and income tax expense are centralized and, consequently, these expenses are not allocated among operating groups. Inter-segment revenues reflect transactions made on an arms-length basis.

Segment Disclosures (cont'd)

	Canada		Brazil		United States		Consolidated	
Three months ended December 31 (Dollars in millions)	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Revenues from external customers	**620.4**	633.0	**240.8**	251.3	**15.8**	18.8	**877.0**	903.1
Inter-segment revenues	**9.1**	9.2	**1.0**	–	**–**	–	**10.1**	9.2
EBIT	**116.0**	109.5 *(ii)*	**0.3**	17.7	**(1.0)**	(2.9)	**115.3**	124.3
Assets	**2,544.9**	2,521.3	**1,257.4**	1,186.0	**158.7**	159.5	**3,961.0**	3,866.8
Goodwill	**198.0**	198.0	**586.9**	515.8	**–**	–	**784.9**	713.8
Amortization of capital assets								
Amortization of property plant and equipment	**10.2**	11.3	**4.1**	4.9	**–**	0.1	**14.3**	16.3
Amortization of definite-lived intangible assets	**–**	–	**0.1**	–	**–**	–	**0.1**	–
Additions to capital assets	**12.4**	12.2	**13.0**	6.3	**–**	–	**25.4**	18.5

	Canada		Brazil		United States		Consolidated	
Nine months ended December 31 (Dollars in millions)	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Revenues from external customers	**2,116.1**	2,103.2	**568.0**	655.5	**59.1**	66.2	**2,743.2**	2,824.9
Inter-segment revenues	**30.9**	31.7	**6.4**	–	**–**	–	**37.3**	31.7
EBIT	**436.1** *(i)*	374.6 *(ii)*	**(41.1)** *(iii)*	28.7 *(iv)*	**(2.8)**	(5.4)	**392.2**	397.9
Assets	**2,544.9**	2,521.3	**1,257.4**	1,186.0	**158.7**	159.5	**3,961.0**	3,866.8
Goodwill	**198.0**	198.0	**586.9**	515.8	**–**	–	**784.9**	713.8
Amortization of capital assets								
Amortization of property plant and equipment	**33.9**	35.7	**14.0**	15.2	**0.1**	0.1	**48.0**	51.0
Amortization of definite-lived intangible assets	**–**	–	**0.4**	–	**–**	–	**0.4**	–
Additions to capital assets	**26.9**	27.1	**20.0**	20.4	**–**	0.1	**46.9**	47.6

(i) Includes the $7.0 gain on sale of a property in Canada.
(ii) Restated by $2.7 for the nine-month period and $0.9 for the three-month period ended December 31, 2002 reflecting the previously disclosed stock option expense.
(iii) Includes a provision for rationalization of $43.3.
(iv) Includes the gain on sale of 20% of Molson's Brazilian operations of $64.2 and a provision for rationalization of $63.5.

Note 9. Discontinued Operations

Cash used for discontinued operations of $6.4 (2002 – $2.0) in the nine month period and $7.2 (2002 – $5.9) in the three month period were used for operating activities.

Note 10. Comparative Figures

Certain comparative figures have been restated to conform to the current period's basis of presentation.

www.molson.com

MOLSON 1786

Molson Inc.
1555 Notre-Dame Street East,
Montréal, Québec, Canada H2L 2R5
Telephone: (514) 521-1786
Facsimile : (514) 598-6866

CONFIRMATION LETTER

February 27, 2004

TO:
Filing Jurisdiction(s):

X	Nova Scotia Securities Commission	X	Securities Division (NFLD)
X	Canadian Venture Exchange - AB	X	Alberta Securities Division
X	Saskatchewan Securities Commission	X	The Manitoba Securities Division
X	New Brunswick Securities Commission	X	The Toronto Stock Exchange
X	Ontario Securities Commission	X	British Columbia Secs. Commission
X	Nunavut	X	Government of Yukon
X	Prince Edward Island Securities Commission	X	Government of the Northwest Territories

Dear Sir / Madam,

RE: Molson Inc. Third Interim report for the period ended December 31st, 2003

The following item was sent by prepaid mail to all shareholders of the above-mentioned Company on February 26, 2004

	Proxy form		Management Proxy Circular
	Annual Report		MD&A
	Annual Financial Statement		Supplementary Card
	Notice of Annual Meeting	X	Third Interim Report for the period ended December 31st, 2003

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document / files are filed with you as Agent for the Company in compliance with the regulations.

Yours very truly
CIBC Mellon Trust Company

(signed) Antonio (Tony) Iervolino
Associate Manager
Client Services
Tel: (514) 285-3615